Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the year ended

December 31, 2021

February 23, 2022

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 23, 2022 is intended to supplement Hudbay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2021 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2021.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A. Please also refer to the risks discussed under the heading "Financial Risk Management" in this MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 74 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form ("AIF"), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver), gold/silver doré, molybdenum concentrate and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

STRATEGY

Our mission is to create sustainable value through the acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

We believe that copper has the best long-term supply/demand fundamentals in the mining industry and offers shareholders the greatest opportunity for sustained risk-adjusted returns. Through the discovery and successful development of economic mineral deposits, and through highly efficient low-cost operations to extract the metals, we believe sustainable value will be created for all stakeholders.

Hudbay's successful development, ramp-up and operation of the Constancia open-pit mine in Peru, our long history of underground mining and full life-cycle experience in northern Manitoba, and our track record of reserve expansion through effective exploration provide us with a competitive advantage relative to other mining companies of similar scale.

Over the past decade, we have built a world-class asset base by executing a consistent long-term copper growth strategy. We continuously work to generate strong free cash flow and optimize the value of our producing assets through exploration, brownfield expansion projects and efficient and safe operations. Furthermore, we intend to sustainably grow Hudbay through the exploration and development of our robust project pipeline, as well as through the acquisition of other properties that fit our stringent strategic criteria.

To ensure that any investment in our existing assets or acquisition of other mineral assets is consistent with our mission and creates sustainable value for stakeholders, we have established a number of criteria for evaluating these opportunities. The criteria include the following:

- Sustainability: We are focused on jurisdictions that support responsible mining activity. Our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with our long-standing focus on environmental, social and governance ("ESG") principles;

- Copper Focus: We believe copper has the best long-term supply/demand fundamentals in the mining industry as global copper mine supply will be unable to meet demand from global decarbonization initiatives. While our primary focus is on copper, we appreciate the polymetallic nature of deposits and, in particular, the counter-cyclical nature of gold production in our portfolio;

- Quality: We are focused on investing in long-life, low-cost high quality assets that can capture peak pricing of multiple commodity price cycles and can generate free cash flow through the trough of price cycles;

- Potential: We consider the full spectrum of acquisition and investment opportunities, from early-stage exploration to producing assets, that offer significant incremental potential for exploration, development and optimization beyond the stated resources and mine plan;

- Process: We develop a clear understanding of how an investment or acquisition can create value through our robust due diligence and capital allocation process that applies our technical, social, operational and project execution expertise;

- Operatorship: We believe real value is created through leveraging Hudbay's leadership to drive safe and efficient operations and effective project exploration and development and;

- Capital Allocation: We pursue investments and acquisitions that are accretive to Hudbay on a per share basis. Given that our strategic focus includes allocating capital to assets at various stages of development, when evaluating accretion, we will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2022 are to:

- Deliver meaningful copper and gold production growth to generate positive cash flow and strong returns on invested capital;

- Accelerate drilling, economic studies and permitting activities for the recently discovered Copper World deposits and identify synergies with Rosemont to unlock value;

- Execute the third phase of our Snow Lake gold strategy by optimizing the New Britannia mill, preparing for the ramp up to 5,300 tonnes per day at Lalor and initiating the Stall mill recovery improvement program;

- Progress Constancia's leading efficiency metrics by applying smart technologies to continuously improve operating performance, including sensor-based ore sorting and milling flowsheet enhancements;

- Reach a community agreement to explore the prospective properties near Constancia;

- Transition the Flin Flon operations through orderly closure while further exploring the potential to reprocess tailings in Flin Flon;

- Conduct brownfield and greenfield exploration programs in the Snow Lake region, Peru, Arizona, Nevada and Chile for new mineral discoveries;

- Define greenhouse gas emissions reduction targets to further enhance our ESG objectives; and,

- Evaluate growth opportunities that meet our stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the Company and our stakeholders.

SUMMARY

Fourth Quarter and Full Year Operating and Financial Results

- Consolidated copper production of 99,470 tonnes and consolidated gold production of 193,783 ounces increased by 4% and 55%, respectively, in 2021 as compared to 2020.

- Achieved 2021 consolidated copper, gold and silver production guidance while zinc production fell short of the 2021 guidance range.

- Peru copper production met 2021 guidance with strong operating performance in the fourth quarter, aided by the continued ramp up of Pampacancha. Manitoba zinc production was below 2021 guidance primarily due to higher dilution and mine plan limitations at the 777 mine as it approaches closure.

- Record quarterly consolidated gold production of 64,159 ounces in the fourth quarter, an increase of 18% compared to the third quarter of 2021, due to higher grades at Pampacancha and the commissioning of the New Britannia mill.

- Generated record quarterly revenue of $425.2 million. Operating cash flow before change in non-cash working capital was $156.9 million and adjusted EBITDA1 was $180.3 million in the fourth quarter of 2021, due to higher realized base metals prices and higher gold and copper sales volumes, partially offset by lower zinc sales volumes.

- Fourth quarter net loss and loss per share were $10.5 million and $0.04, respectively. After adjusting for an impairment charge related to a revaluation of our Flin Flon environmental obligation due to lower long term discount rates in the fourth quarter, amongst other items, fourth quarter adjusted net earnings1 per share was $0.13.

- Full year, consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, of $0.74 and $2.07, respectively, achieved 2021 guidance as inflationary cost pressures were offset by strong by-product credits.

- Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, for the fourth quarter of 2021 were $0.51 and $1.95, respectively, a decrease of 18% and an increase of 1%, respectively, compared to the third quarter of 2021.

Executing on Growth Initiatives

- New Britannia achieved commercial production on November 30, 2021. December mill throughput averaged 1,200 tonnes per day with gold and silver recoveries in line with metallurgical models. Throughput and recoveries are expected to achieve design rates in the second quarter of 2022.

- Published an initial mineral resource estimate for Copper World on December 15, 2021, which contained a higher-grade, near-surface zone that has the potential to be mined earlier in the mine life and is composed of both sulphide and oxide mineralogy. The Company remains on track to complete a preliminary economic assessment of Copper World in the first half of 2022.

- Results from the Constancia Norte underground scoping study are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022.

- Commenced a winter drilling program in Manitoba in January 2022 to test high-priority targets near Lalor and 1901 for potential reserve and resource expansion and support the completion of a preliminary economic assessment of the Flin Flon tailings reprocessing opportunity.

2022 Annual Guidance and Outlook

- Consolidated copper production is forecast to increase by 17% to 116,0002 tonnes in 2022 and by 34% to 133,5002 tonnes in 2024, compared to 2021, with higher copper grades expected from the Pampacancha deposit in Peru.

- Consolidated gold production is forecast to increase by 28% to 247,5002 ounces in 2022 and by 59% to 307,5002 ounces in 2024, compared to 2021, due to higher production from the New Britannia mill and Pampacancha.

- Introduced 2022 cash cost guidance by business unit with Peru cash cost of $1.10 to $1.40 per pound of copper produced, net of by-product credits1, and Manitoba cash cost of $300 to $550 per ounce of gold produced, net of by-product credits1.

- 2022 unit operating costs are expected to increase by approximately 7%2 in Peru and 15%2 in Manitoba, compared to 2021, as a result of expected higher input costs due to industry wide inflation in each region and the transition of operations in Manitoba.

- Consolidated cash cost guidance of $0.60 to $1.051 and consolidated sustaining cash cost guidance of $1.60 to $2.252, in each case, per pound of copper produced, net of by-product credits, is expected in 2022.

- Total capital expenditures are expected to decline by 17% year-over-year as major growth investment programs in Peru and Manitoba were completed in 2021 and lower sustaining capital spending is expected in Peru, offset by higher growth spending on technical and economic studies for Copper World.

- Exploration spending of approximately $65.0 million in 2022 reflects plans to continue drilling activities at Copper World and test promising targets in Peru, Manitoba, Nevada and Chile.

Summary of Fourth Quarter Results

Cash generated from operating activities in the fourth quarter of 2021 decreased to $95.8 million compared to $121.1 million in the same quarter of 2020. Operating cash flow before change in non-cash working capital was $156.9 million during the fourth quarter of 2021, reflecting an increase of $70.8 million compared to the same period of 2020. The increase in operating cash flow is primarily the result of higher realized base metal prices and higher gold and copper sales volumes, partially offset by lower zinc sales volumes.

Consolidated copper production in the fourth quarter of 2021 increased by 3% compared to the same period in 2020 primarily as a result of higher throughput in Peru and Manitoba, partially offset by lower grades in Manitoba. Consolidated gold production in the fourth quarter of 2021 increased by 98% compared to the fourth quarter of 2020, due to higher gold grades from Pampacancha and higher gold recoveries in Peru, along with significantly higher gold grades at Lalor. Consolidated zinc production in the quarter decreased by 10%, versus the comparative quarter in 2020, primarily due to the transition of mining toward the gold lenses at Lalor and a corresponding decrease of production from the base metal zones. Consolidated silver production in the fourth quarter increased by 23% compared to the same period in 2020, as a result of higher grades in Manitoba and Peru offset by lower recoveries in Peru.

Net loss and loss per share in the fourth quarter of 2021 were $10.5 million and $0.04, respectively, compared to a net earnings and earnings per share of $7.4 million and $0.03, respectively, in the fourth quarter of 2020. Fourth quarter results were negatively impacted by a revaluation of our environmental obligation due to lower long term discount rates since the middle of the year and a corresponding increase to Flin Flon's property plant and equipment ("PP&E"). As the closure of the 777 mine and Flin Flon operations is expected to commence within several months, an impairment charge was made to PP&E resulting in a loss of $46.2 million. The quarterly financial results were also negatively impacted by $13.3 million in mark-to-market net losses arising from the revaluation of the gold prepayment liability, revaluation of certain other financial instruments, share-based compensation, and a $3.4 million Flin Flon restructuring charge.

Adjusted net earnings1 and adjusted net earnings per share1 in the fourth quarter of 2021 were $32.7 million and $0.13 per share, respectively, after adjusting for the impairment charge related to the revaluation of our environmental obligation in Flin Flon, among other items. This compares to an adjusted net loss and adjusted net loss per share of $16.4 million, and $0.06 per share in the same period of 2020. Fourth quarter adjusted EBITDA1 was $180.3 million, compared to $106.9 million in the same period of 2020.

In the fourth quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.51, compared to $0.43 in the same period in 2020. This increase was a result of higher operating costs in Peru and Manitoba, partially offset by higher gold by-product credits and higher copper production.

As at December 31, 2021, our liquidity includes $271.0 million in cash as well as undrawn availability of $346.9 million under our revolving credit facilities. The Company's liquidity position was further enhanced in October 2021 through the renegotiation of our credit facilities to increase available borrowings to $450.0 million and extend the maturity to 2025.

Summary of Full Year Results

Cash generated from operating activities increased to $383.8 million in 2021 from $239.5 million in 2020. Operating cash flow before change in non-cash working capital increased to $483.9 million from $241.9 million in 2020. The increase is the result of higher realized base metal and molybdenum prices and higher sales volumes of gold and copper, partially offset by lower zinc sales volumes.

On a consolidated basis, our copper, gold and silver production met 2021 guidance; however, production of zinc and molybdenum fell short of our 2021 guidance ranges. Production of gold in Peru exceeded the top end of the guidance range due to strong gold grades from Pampacancha. Production of gold and silver in Manitoba fell below our 2021 guidance range primarily due to higher than expected grade dilution at the 777 mine during the fourth quarter and prioritizing base metal rich zones in the fourth quarter at Lalor while deferring some gold-rich ore for future processing at New Britannia to achieve higher gold recoveries. Zinc production was impacted by higher dilution and mine plan limitations as the 777 mine approaches the end of life.

Net loss and loss per share for 2021 were $244.4 million and $0.93, respectively, compared to a net loss and loss per share of $144.6 million and $0.55, respectively, in 2020. Contributing to the 2021 net loss was an impairment charge of $193.5 million related to an updated closure plan reflecting higher estimates for closure activities in Flin Flon. Full year results were also negatively impacted by charges related to the refinancing of the 2025 senior notes, including a write off of the non-cash embedded derivative of $49.8 million connected with the exercise of the redemption option and a call premium payment of $22.9 million, as well as a $12.4 million Flin Flon restructuring charge.

Consolidated cash costs per pound of copper produced, net of by-product credits1, for 2021 increased to $0.74 from $0.60 in 2020 and consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, for 2021 increased to $2.07 from $1.93 in 2020, in line with our 2021 guidance range.

1 Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost per ounce of gold produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Assumes the mid-point of the guidance range is achieved.

KEY FINANCIAL RESULTS

Financial Condition	Dec. 31, 2021	Dec. 31, 2020
(in $ thousands)
Cash	$ 270,989	$ 439,135
Total long-term debt	1,180,274	1,135,675
Net debt[1]	909,285	696,540
Working capital[2]	147,512	306,888
Total assets	4,616,231	4,666,645
Equity	1,476,828	1,699,806

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

Financial Performance	Three months ended		Year ended
(in $ thousands, except per share amounts)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Revenue	$ 425,170	$ 322,290	$ 1,501,998	$ 1,092,418
Cost of sales	343,426	287,923	1,370,979	1,053,418
(Loss) earnings before tax	(149)	911	(202,751)	(179,089)
Net (loss) earnings	(10,453)	7,406	(244,358)	(144,584)
Basic and diluted (loss) earnings per share	(0.04)	0.03	(0.93)	(0.55)
Adjusted earnings (loss) per share[1]	0.13	(0.06)	0.09	(0.46)
Operating cash flow before precious metal stream deposit and changes in non-cash working capital[2]	156.9	86.1	483.9	241.9
Adjusted EBITDA[1,2]	180.3	106.9	547.1	306.7

1 Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 In millions.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Dec. 31, 2021			Dec. 31, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced [1]
Copper	tonnes	22,856	5,342	28,198	21,554	5,724	27,278
Gold	oz	17,917	46,242	64,159	3,689	28,687	32,376
Silver	oz	578,140	321,573	899,713	477,775	252,904	730,679
Zinc	tonnes	-	23,207	23,207	-	25,843	25,843
Molybdenum	tonnes	275	-	275	333	-	333
Payable metal sold
Copper	tonnes	20,551	4,408	24,959	18,583	4,380	22,963
Gold[2]	oz	16,304	40,623	56,927	3,297	31,882	35,179
Silver[2]	oz	380,712	257,928	638,640	480,843	281,541	762,384
Zinc[3]	tonnes	-	21,112	21,112	-	28,431	28,431
Molybdenum	tonnes	245	-	245	457	-	457

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes total payable gold and silver in concentrate and in doré sold.
3 Includes refined zinc metal sold and payable zinc in concentrate sold.

		Year ended			Year ended
		Dec. 31, 2021			Dec. 31, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced [1]
Copper	tonnes	77,813	21,657	99,470	73,150	22,183	95,333
Gold	oz	50,306	143,477	193,783	12,395	112,227	124,622
Silver	oz	1,972,949	1,072,532	3,045,481	1,622,972	1,127,901	2,750,873
Zinc	tonnes	-	93,529	93,529	-	118,130	118,130
Molybdenum	tonnes	1,146	-	1,146	1,204	-	1,204
Payable metal sold
Copper	tonnes	71,398	20,802	92,200	68,506	20,382	88,888
Gold[2]	oz	41,807	126,551	168,358	10,986	111,963	122,949
Silver[2]	oz	1,490,651	936,857	2,427,508	1,518,548	1,067,038	2,585,586
Zinc[3]	tonnes	-	96,435	96,435	-	109,347	109,347
Molybdenum	tonnes	1,098	-	1,098	1,321	-	1,321

1 Metal reported in concentrate and doré is prior to deductions associated with smelter contract terms.
2 Includes total payable gold and silver in concentrate and in doré sold.
3 Includes refined zinc metal sold and payable zinc in concentrate sold.

KEY COST RESULTS

		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual 2021
Consolidated cash cost per pound of copper produced[1]
Cash cost [1]	$/lb	0.51	0.43	0.74	0.60	0.65 - 0.80
Peru	$/lb	1.28	1.47	1.54	1.45
Manitoba	$/lb	(2.77)	(3.48)	(2.11)	(2.20)
Sustaining cash cost [1]	$/lb	1.95	1.97	2.07	1.93	2.05 - 2.30
Peru	$/lb	2.46	2.58	2.46	2.20
Manitoba	$/lb	(0.23)	(0.36)	0.69	1.02
All-in sustaining cash cost[1]	$/lb	2.20	2.24	2.30	2.16
Combined mine/mill unit operating cost per tonne of copper processed[1,2]
Peru [3]	$/tonne	10.47	10.17	11.39	9.46	8.90 - 10.90
Manitoba	C$/tonne	168	140	154	132	145 - 155
Zinc Plant unit operating cost per tonne of zinc processed[1,4]
Unit operating costs	C$/lb	0.63	0.45	0.55	0.47	0.50 - 0.55

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
2 Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.
3 Includes approximately $4.1 million, or $0.51 per tonne, of COVID-related costs during the three months ended December 31, 2021 and $19.8 million, or $0.69 per tonne during the year ended December 31, 2021.
4 Zinc plant unit operating costs include G&A costs per pound of zinc processed.

RECENT DEVELOPMENTS

COVID-19 Business Update

We are maintaining COVID-19 measures and controls to ensure the safety of our workforce, partners and communities. This has contributed to increased operating costs beyond levels initially budgeted for 2021. Despite the maintenance of these stringent measures, we continue to experience intermittent operational supply chain, travel, labour and shipping disruptions with periodic waves of COVID-19 cases.

New Britannia Commercial Production Achieved

The construction of a new copper flotation facility at New Britannia was completed in October 2021, followed by a brief commissioning period that was completed ahead of schedule. The New Britannia mill achieved commercial production on November 30, 2021 after reaching the required recoveries and throughput in the copper and gold circuits. The ramp up of throughput, recoveries and metal production at New Britannia achieved best-in-class timelines as represented by widely recognized ramp-up curves.

The New Britannia mill is expected to average 1,500 tonnes per day in 2022 with continued ramp-up activities and rod mill liner maintenance scheduled during the first quarter. Full design throughput rates and recoveries are expected to be achieved in the second quarter of 2022, a mere six months after commissioning.

Average annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

Advancing the Copper World Discovery

On December 15, 2021, we released a National Instrument 43-101 ("NI 43-101") initial mineral resource estimate for the recently discovered Copper World deposits in Arizona. The 100% owned Copper World project is located in close proximity to the 100% owned Rosemont deposit, with mineralization closer to surface than Rosemont. The Copper World project consists of seven deposits extending over seven kilometres, including Bolsa, Broad Top Butte, Copper World, Peach, Elgin, South Limb and North Limb.

Copper World's initial mineral resource estimate includes global indicated mineral resources of 272 million tonnes at 0.36% copper and inferred mineral resources of 142 million tonnes at 0.36% copper. The global resource estimate includes near surface, higher grade indicated mineral resources of 96 million tonnes at 0.57% copper and inferred mineral resources of 31 million tonnes at 0.71% copper, with the potential for this higher grade resource to be mined earlier in the mine life. Resources comprise both sulphide and oxide mineralogy and are potentially amenable to flotation and heap leach processing methods, respectively.

We have increased the number of drill rigs at site to six to conduct infill drilling and to support future economic studies. The technical studies for Copper World are well-advanced and the results will be incorporated into a Preliminary Economic Assessment ("PEA") contemplating the development of the Copper World deposits in conjunction with the Rosemont deposit. The PEA is also expected to reflect preliminary expectations of potential synergies between Copper World and Rosemont. We are on track to publish the PEA results in a NI 43-101 Technical Report in the first half of 2022.

We continue to await a decision from the U.S. Court of Appeals for the Ninth Circuit relating to the appeal of the unprecedented Rosemont court decision.

Other Exploration Updates

Peru Regional Exploration

We continue drilling and scoping studies to evaluate the underground potential at Constancia Norte, and the results are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022. We also continue to progress exploration agreement discussions with nearby communities on prospective properties near Constancia.

Drilling continues at the Llaguen copper porphyry target in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The confirmatory phase of the drill program has totaled over 7,000 metres in 16 holes with two drill rigs presently turning at site. Assay results have been received for five holes with all holes intersecting mineralization. Pending positive results from this initial drilling phase, a second phase of the project will aim at defining an initial inferred mineral resource estimate for Llaguen to be completed in the third quarter of 2022.

Snow Lake Regional Exploration

The Company is actively conducting surface and underground winter drilling activities in the Snow Lake area, primarily focused on testing down-plunge extensions of the copper-gold rich feeder zone at the 1901 deposit, the drilling gap between 1901 and lens 17 at Lalor, and a high-priority geophysical target located immediately north of Lalor. In addition, we continue to compile drilling results from the 2021 program at Lalor and 1901, which are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

Flin Flon Reclamation Obligations and Tailings Reprocessing Opportunity

In early January 2022, we commenced a confirmatory drill program on the tailings facility in Flin Flon to support the completion of a PEA on the tailings reprocessing opportunity by the first quarter of 2023. The company is also conducting engineering and test work throughout 2022 to support the PEA. This opportunity could utilize the Flin Flon concentrator, with modifications, after the closure of the 777 mine, creating operating and economic benefits to the Flin Flon community. It could also provide the opportunity to redesign the closure plans, increase metal production, defer or reduce certain closure costs and reduce the environmental footprint of the tailings facility.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 23, 2022. The dividend will be paid out on March 25, 2022 to shareholders of record as of March 8, 2022.

PERU OPERATIONS REVIEW

		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021	2022
Constancia ore mined [1]	tonnes	7,742,469	9,313,784	29,714,327	27,529,950
Copper	%	0.33	0.31	0.31	0.32
Gold	g/tonne	0.04	0.03	0.04	0.03
Silver	g/tonne	2.81	2.61	2.88	2.75
Molybdenum	%	0.01	0.01	0.01	0.02
Pampacancha ore mined [1]	tonnes	2,107,196	-	5,141,001	-
Copper	%	0.27	-	0.27	-
Gold	g/tonne	0.34	-	0.30	-
Silver	g/tonne	4.26	-	4.02	-
Molybdenum	%	0.01	-	0.01	-
Ore milled	tonnes	8,048,925	7,741,714	28,809,755	26,297,318
Copper	%	0.33	0.33	0.32	0.34
Gold	g/tonne	0.11	0.03	0.08	0.03
Silver	g/tonne	3.67	2.74	3.35	2.87
Molybdenum	%	0.01	0.02	0.01	0.02
Copper concentrate	tonnes	96,123	94,552	335,490	321,395
Concentrate grade	% Cu	23.78	22.80	23.19	22.76
Copper recovery	%	86.0	85.3	84.6	83.0
Gold recovery	%	63.6	52.7	64.6	49.8
Silver recovery	%	60.8	70.1	63.7	66.9
Molybdenum recovery	%	26.7	28.4	31.5	29.4
Combined unit operating costs2.3,4	$/tonne	10.47	10.17	11.39	9.46	8.90 - 10.90	10.10 - 12.90[5]

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

4 Includes approximately $4.1 million, or $0.51 per tonne, of COVID-related costs during the three months ended December 31, 2021 and $19.8 million, or $0.69 per tonne during the year ended December 31, 2021.

5 Combined unit cost guidance for 2022 excludes COVID-19 related costs.

Peru has experienced notable improvements in COVID-19 health statistics throughout 2021. Our Peru operations did not encounter any major COVID-19 interruptions during the year; however, with the recent emergence of the Omicron variant in Peru, we continue to maintain stringent COVID-19 measures and controls to ensure the safety of our workforce and this has contributed to elevated unit operating costs during 2021.

Total ore mined during the fourth quarter of 2021 increased by 6% from the comparative 2020 period as mining operations at the higher grade Pampacancha deposit have fully ramped up. Ore mined at Pampacancha in 2021 was 5.1 million tonnes, exceeding the four million tonne threshold required to receive an additional $4 million deposit from Wheaton Precious Metals ("Wheaton") under the amended Constancia streaming agreement. The proceeds of this deposit were received in December 2021 and were accounted for as an increase in our deferred revenue balance.

Ore milled during the fourth quarter of 2021 was 4% higher than the same period in 2020. Milled copper grades in the fourth quarter of 2021 remained consistent compared to the same period in 2020, but have improved relative to the second and third quarter of 2021. Gold grades mined at Pampacancha were significantly higher than in previous quarters, which contributed to gold production exceeding the upper end of the 2021 guidance range.

Copper recoveries in the fourth quarter sightly increased over the comparative 2020 period due to lower oxide levels in the Constancia ore. Recoveries of gold in the fourth quarter of 2021 were significantly above the comparative 2020 period, mainly due to higher grades from Pampacancha, while silver recoveries decreased due to less favorable metallurgical characteristics of the earlier ores from Pampacancha. Recently completed metallurgical test work indicates that Pampacancha silver recoveries should increase to normal levels in 2022 with some sections of the deposit remaining at risk of lower recoveries due to the presence of certain contaminants.

Combined unit operating costs in the fourth quarter of 2021 were 3% higher than the same period in 2020 primarily due to inflationary pressures on consumable and energy costs offset in part by additional tonnes milled. More specifically, costs were higher in the fourth quarter of 2021 as a result of increased ore hardness, higher steel prices affecting grinding media costs, higher fuel prices affecting mining costs, higher community costs and lower capitalized stripping. Full year combined unit operating costs were 20% higher than the same period in 2020 due to the same factors as described above for the quarter-over-quarter variance as well as increases in material moved and higher COVID-19 expenditures.

COVID-related costs in Peru were $4.1 million in the fourth quarter of 2021. Combined unit operating costs in the fourth quarter were $9.96 per tonne excluding these COVID-related costs. COVID-related costs in 2021 were $19.8 million, $13.6 million of which were not budgeted. Excluding these unbudgeted COVID-related costs, combined unit operating costs for the full year 2021 were $10.92 per tonne, slightly above the upper end of our 2021 combined unit cost guidance.

Contained metal in concentrate produced		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021	2022
Copper	tonnes	22,856	21,554	77,813	73,150	72,000 - 88,000	89,000 - 115,000
Gold	oz	17,917	3,689	50,306	12,395	40,000 - 50,000	70,000 - 90,000
Silver	oz	578,140	477,775	1,972,949	1,622,972	1,800,000 - 2,170,000	1,620,000 - 2,100,000
Molybdenum	tonnes	275	333	1,146	1,204	1,400 - 1,700	1,100 - 1,400

Copper production was higher in the fourth quarter of 2021 due to an increase in throughput and recovery compared to the same period in 2020. Gold and silver production was also higher in the fourth quarter of 2021 compared to the same period in 2020 due to significantly higher gold and silver head grades from Pampacancha and higher gold recoveries.

Full year 2021 copper production increased by 6% year-over-year to 77,813 tonnes, within the annual guidance range. Full year 2021 gold production increased by 306% year-over-year to 50,306 ounces and exceeded the 2021 guidance range due to increased throughput, higher grades from Pampacancha and higher gold recoveries. Full year 2021 production guidance was met for all metals except molybdenum, which was in line with our mine plan published in March 2021.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended		Guidance[2]
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual 2022
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.28	1.47	1.54	1.45	1.10 - 1.40
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.46	2.58	2.46	2.20

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
2 Peru cash cost guidance was introduced in 2022.

Cash cost per pound of copper produced, net of by-product credits, for the fourth quarter and full year ended December 31, 2021 were $1.28 and $1.54, respectively. The cash costs in the fourth quarter of 2021 decreased 13% compared to the same period in 2020 due to higher copper production and higher by-product credits from gold, partially offset by higher overall mining and general and administrative costs.

Full year 2021 cash costs increased 6% compared to the same period in 2020 due to comparatively higher mining, milling, general and administrative costs in 2021 as a result of lower capitalized stripping, increased ore hardness, higher steel and fuel prices, and higher COVID-19 related expenditures, partially offset by higher by-product credits from gold and higher copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits for the fourth quarter of 2021 was $2.46, which decreased by 5% compared to the same period of 2020 mainly due to the same factors affecting cash costs noted above partially offset by expenditures related to several new projects contributing to higher sustaining costs. Full year 2021 sustaining cash cost per pound of copper produced, net of by-product credits increased by 12% to $2.46, compared to the same period of 2020, mainly due to the same factors affecting full year 2021 cash costs noted above, as well as higher sustaining capital expenditures on a comparative basis due to lower expenditures incurred during the eight-week COVID-related suspension of operations in 2020.

Metal Sold

		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Payable metal in concentrate
Copper	tonnes	20,551	18,583	71,398	68,506
Gold	oz	16,304	3,297	41,807	10,986
Silver	oz	380,712	480,843	1,490,651	1,518,548
Molybdenum	tonnes	245	457	1,098	1,321

Quantities of payable metal sold for the year ended December 31, 2021 were primarily affected by the same factors as contained metal production.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Lalor
Ore	tonnes	422,208	468,101	1,593,141	1,654,240
Copper	%	0.78	0.80	0.71	0.74
Zinc	%	4.19	5.54	4.23	5.73
Gold	g/tonne	3.92	2.79	3.41	2.51
Silver	g/tonne	30.35	24.96	24.66	25.31
777
Ore	tonnes	266,744	164,856	1,053,710	991,576
Copper	%	1.13	1.89	1.28	1.40
Zinc	%	4.16	2.98	3.91	3.88
Gold	g/tonne	1.80	1.85	2.03	1.90
Silver	g/tonne	25.02	21.64	25.25	24.13
Total Mines
Ore	tonnes	688,952	632,957	2,646,851	2,645,816
Copper	%	0.91	1.08	0.94	0.98
Zinc	%	4.18	4.87	4.10	5.04
Gold	g/tonne	3.10	2.55	2.86	2.29
Silver	g/tonne	28.29	24.10	24.90	24.87

Unit Operating Costs[1,2]		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Mines
Lalor	C$/tonne	112.34	98.74	114.95	96.51
777	C$/tonne	100.34	87.17	91.12	79.94
Total Mines	C$/tonne	107.69	95.73	105.46	90.30

1 Reflects costs per tonne of ore mined.

2 Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the fourth quarter of 2021 was 9% higher than the same period in 2020 mainly due to a temporary closure of 777 in the prior year caused by a shaft incident that resulted in a six-week suspension of hoisting operations. Gold and silver grades mined during the fourth quarter of 2021 were 22% and 17% higher, respectively, compared to the same period in 2020, mainly due to increased mining of gold and copper-gold stopes at Lalor, in line with the mine plan. Copper and zinc grades mined during the fourth quarter of 2021 were 16% and 14% lower than the same period in 2020 as mining of the gold zones at Lalor to feed the New Britannia mill displaced production from the base metal zones in the quarter.

Lalor production processes to separate gold and base metal ores are now fully established to optimally provide feed for both the New Britannia and Stall mills. At the end of 2021, Snow Lake ore stockpiles were at normalized levels with approximately 26,000 tonnes of gold ore and approximately 24,000 tonnes of base metal ore on surface. A production ramp-up strategy to achieve 5,300 tonnes per day at Lalor by the end of 2022 is underway that includes advancing development for new mining fronts, additions to the mine equipment fleet, transition of workforce from the 777 mine upon closure, and expansion of change house and office facilities.

The 777 mine is within months of closure and the focus continues to be on mining out the remaining reserves by completing the necessary ground rehabilitation to access remnant and pillar stoping blocks. Challenging ground conditions have caused delays in the production sequence and resulted in higher dilution than planned. These challenges are expected to continue until the end of mine life in June 2022. Pre-closure activities are underway in mined out areas to decommission stationary equipment of value for redeployment at Lalor.

Total mine unit operating costs for the mines during the fourth quarter of 2021 increased by 12% compared to the same period in 2020 mainly due to lower capitalized development at 777 as all costs are now operating in nature and higher contractor, camp and COVID-19 related expenses at Lalor. Full year 2021 total mine unit operating costs in Manitoba were 17% higher as compared to the same period in 2020 due to the same factors as the fourth quarter variances as well as lower capitalized development at Lalor.

Processing Facilities

		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Stall & New Britannia Concentrator Combined
Ore	tonnes	419,727	372,624	1,506,756	1,412,751
Copper	%	0.75	0.79	0.72	0.73
Zinc	%	4.12	5.47	4.30	5.76
Gold	g/tonne	3.90	2.88	3.42	2.55
Silver	g/tonne	30.07	24.43	24.95	25.37
Copper concentrate	tonnes	17,494	14,271	57,291	47,680
Concentrate grade	% Cu	15.92	18.03	16.43	18.74
Zinc concentrate	tonnes	27,672	36,395	111,370	147,862
Concentrate grade	% Zn	51.02	50.89	50.56	50.57
Copper recovery	%	88.7	87.1	86.8	86.2
Zinc recovery	%	87.4	90.9	88.9	91.9
Gold recovery - concentrate	%	54.6	59.5	54.9	60.0
Silver recovery - concentrate	%	53.9	60.3	54.4	60.4
Contained metal in concentrate produced
Copper	tonnes	2,785	2,572	9,415	8,934
Zinc	tonnes	14,119	18,520	56,310	74,776
Gold	oz	28,720	20,507	90,911	69,657
Silver	oz	218,679	176,534	656,847	696,425
Metal in doré produced
Gold	oz	8,598	-	9,002	-
Silver	oz	6,519	-	6,529	-
Flin Flon Concentrator
Ore	tonnes	262,565	225,663	1,133,516	1,205,314
Copper	%	1.12	1.59	1.23	1.28
Zinc	%	4.16	3.87	3.95	4.21
Gold	g/tonne	1.78	1.99	2.04	1.96
Silver	g/tonne	25.04	22.65	24.90	24.26
Copper concentrate	tonnes	12,554	13,900	56,646	57,658
Concentrate grade	% Cu	20.37	22.68	21.61	22.98
Zinc concentrate	tonnes	18,353	14,078	73,974	85,232
Concentrate grade	% Zn	49.51	52.02	50.31	50.87
Copper recovery	%	86.7	88.1	87.7	86.0
Zinc recovery	%	83.1	83.9	83.0	85.5
Gold recovery	%	59.2	56.6	58.5	56.0
Silver recovery	%	45.6	46.5	45.1	45.9
Contained metal in concentrate produced
Copper	tonnes	2,557	3,152	12,242	13,249
Zinc	tonnes	9,088	7,323	37,219	43,354
Gold	oz	8,924	8,180	43,564	42,570
Silver	oz	96,375	76,370	409,156	431,476

Unit Operating Costs[1]		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021	2022
Concentrators
Stall & New Britannia	C$/tonne	47.67	23.52	31.17	23.56
Flin Flon	C$/tonne	30.33	25.31	28.27	23.59
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	168	140	154	132	145 - 155	170 - 185

1 Reflects costs per tonne of milled ore.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

During the fourth quarter of 2021, the New Britannia mill continued to ramp up with the flotation circuit starting in October. New Britannia processed 109,242 tonnes of ore during the fourth quarter and achieved commercial production in November, triggering the start of depreciation for the mill. In December, New Britannia throughput averaged 1,200 tonnes per day with gold and silver recoveries in line with the metallurgical model. A number of optimization initiatives are underway to improve the mechanical availability of grinding, leaching and tailings circuits. It is anticipated that the throughput and recoveries will achieve full design rates in the second quarter of 2022.

Although there was less feed to the Stall concentrator in the fourth quarter as gold ore was directed to New Britannia, the combined Snow Lake mills processed a significantly higher volume of ore in the fourth quarter of 2021 compared to the same period in 2020. Stall recoveries were consistent with the metallurgical model for the head grades delivered. New Britannia recoveries continued ramping up during the fourth quarter. Compared to the same periods in 2020, unit operating costs at the Snow Lake mills were higher for the fourth quarter and full year ended December 31, 2021 as a result of the higher costs at New Britannia. Unit operating costs at the Stall and New Britannia mills are expected to normalize in the second quarter of 2022 once the plant initiatives described above are implemented.

The Flin Flon concentrator consumed the available ore feed from the 777 mine in the fourth quarter of 2021. Recoveries were consistent with the metallurgical model for the head grades delivered. Unit operating costs at the Flin Flon concentrator increased by 20% during the fourth quarter compared to the same period in 2020 primarily as a result of increased tailings management costs and increased grinding media used to fulfill paste fill requirements at 777 mine.

Full year 2021 ore processed at Snow Lake increased by 7% versus the comparative period in 2020 due to the commencement of operations at the New Britannia mill in August 2021. Full year ore processed at the Flin Flon mill was 6% lower than the comparative 2020 period as excess ore mined at Lalor stopped being milled in Flin Flon in May 2021.

Combined unit operating costs in the fourth quarter of 2021 increased by 20% compared to the same period in 2020, due to higher overall operating costs for the reasons described above partially offset by higher ore milled. Full year combined mine, mill and G&A unit operating costs were 17% higher than the prior year due to the same factors as the fourth quarter variances. Full year combined unit operating cost was within the 2021 guidance range.

		Three months ended		Year ended		Guidance
Contained metal in concentrate produced[1]		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021	2022
Copper	tonnes	5,342	5,724	21,657	22,183	20,000 - 24,000	12,000 - 16,000
Gold[2]	oz	37,644	28,687	134,475	112,227	-	-
Silver[3]	oz	315,054	252,904	1,066,003	1,127,901	-	-
Zinc	tonnes	23,207	25,843	93,529	118,130	96,000 - 107,000	50,000 - 70,000
Metal in doré produced[1]
Gold[2]	oz	8,598	-	9,002	-	-	-
Silver[3]	oz	6,519	-	6,529	-	-	-
Contained metal in concentrate and doré produced
Gold[2]	oz	46,242	28,687	143,477	112,227	150,000 - 165,000	150,000 - 185,000
Silver[3]	oz	321,573	252,904	1,072,532	1,127,901	1,200,000 - 1,400,000	800,000 - 1,100,000

1 Metal reported in concentrate is prior to deductions associated with smelter terms.
2Gold production guidance includes gold contained in concentrate produced and gold in doré.
3Silver production guidance includes silver contained in concentrate produced and silver in doré.

Compared to the same period in 2020, gold and silver production in the fourth quarter of 2021 increased by 61% and 27%, respectively. These increases were primarily due to the processing of higher grade precious metal ore from the Lalor mine and the start of operations at New Britannia which contributed to higher overall throughput at Snow Lake. Copper and zinc production decreased 7% and 10% in the fourth quarter of 2021 compared to the same period in 2020 as Lalor mining transitioned to gold lenses and away from base metal zones and 777 mine stope sequencing delays due to challenging ground conditions and higher than anticipated dilution.

Gold production increased by 28% during 2021 versus the comparative period mainly due to higher gold grades at Lalor mine, offset by lower recoveries at Stall mill. Full year 2021 production of copper, silver and zinc declined by 2%, 5% and 21%, respectively, compared to the same period in 2020, primarily due the transition of mining toward the gold lenses at Lalor and a corresponding decrease of production from the base metal zones and higher than anticipated dilution at 777 mine.

Full year copper production achieved our 2021 guidance; however, zinc, gold and silver production for the year fell short of our guidance ranges. Zinc production was predominantly impacted by higher than planned dilution at the 777 mine as it nears the end of life. Gold and silver production were below guidance due to higher dilution at the 777 mine in the fourth quarter and the deferral of some higher gold content ore for future processing at New Britannia to achieve higher gold recoveries.

Zinc Plant

Zinc Production		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021
Zinc Concentrate Treated
Domestic	tonnes	45,143	61,395	191,283	241,089
Refined Metal Produced
Domestic	tonnes	20,783	28,818	89,568	111,637	96,000 - 103,000

Unit Operating Costs		Three months ended		Year ended		Guidance
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
						2021
Zinc Plant [1,2]	C$/lb	0.63	0.45	0.55	0.47	0.50 - 0.55

1 Zinc unit operating costs include G&A costs.

2 Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The zinc plant production was constrained by the availability of concentrate for processing, resulting from Lalor transitioning production to the gold lenses, and the mine plan limitations at 777 as it nears closure. The zinc plant is within several months of closure and it is anticipated that the plant will continue to be concentrate constrained through to closure. Unit operating costs per pound of zinc metal produced for the fourth quarter and full year of 2021 was considerably higher over the same 2020 period primarily due to lower production. Full year 2021 refined zinc metal production decreased by 20% compared to the same period of 2020 due to the same factors.

Due to Lalor mine transitioning from base metal lenses to gold lenses as New Britannia ramps up and the challenging ground conditions experienced at 777 mine, the full year production of cast zinc did not meet 2021 guidance. As a result, zinc plant unit operating costs finished the year at the top end of the 2021 guidance range.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(2.77)	(3.48)	(2.11)	(2.20)
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.23)	(0.36)	0.69	1.02

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	(0.07)	(0.02)	-	0.10
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.52	0.67	0.65	0.71

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 was negative $2.77. These costs were higher compared to the same period in 2020, as a result of higher mining, milling and G&A costs and lower copper production, partially offset by higher by-product revenues. Cash cost per pound of copper produced, net of by-product credits, for the full year 2021 was higher compared to the same period in 2020, primarily due to the same factors.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 was negative $0.23. These costs were higher compared to the same period in 2020, primarily due to the reasons listed above partially offset by lower sustaining capital expenditures compared to the same period in 2020. Sustaining cash cost per pound of copper produced, net of by-product credits, for the full year 2021 were lower compared to the same period in 2020 due to lower sustaining capital expenditures and higher by-product revenues partially offset by higher mining, milling and G&A costs and lower copper production.

Cash cost per pound of zinc produced, net of by-product credits, in the fourth quarter of 2021 and year-to-date were generally in line with the same periods in the prior year despite zinc production being considerably lower in 2021. This was due to higher by-product credits being mostly offset by lower zinc production and higher operating costs. Sustaining cash costs for the fourth quarter of 2021 and year-to-date were lower than the same periods in 2020 due to significantly lower sustaining capital expenditures.

Starting in the first quarter of 2022, the company intends to disclose cash cost per ounce of gold produced, net of by-product credits, as gold revenue grows to become the most significant contributor to total Manitoba revenue for the foreseeable future.

Metal Sold

		Three months ended		Year ended
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Payable metal in concentrate and doré
Copper	tonnes	4,408	4,380	20,802	20,382
Gold	oz	40,623	31,882	126,551	111,963
Silver	oz	257,928	281,541	936,857	1,067,038
Refined zinc	tonnes	21,112	28,431	96,435	109,347

Quantities of payable copper and gold sold for the fourth quarter and full year of 2021 were higher than each of the comparable periods in 2020 due to the same reasons as contained metal production. Refined zinc sales and payable silver sales were lower than each of the comparable periods in 2020 primarily due to lower head grades.

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 23, 2022. As a result of the COVID-19 global pandemic, we have experienced intermittent operational, supply chain, travel, labour and shipping disruptions, and we may continue to experience similar disruptions in the future. Given the uncertainty of the duration and magnitude of the impact of COVID-19, the social and political tensions in Peru, and the mine plan limitations at the 777 mine given its pending closure, our 2022 production and cost guidance are subject to a higher-than-normal degree of uncertainty. The guidance below does not reflect any potential for unforeseen suspensions or other significant disruption to our operations.

This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. We may update our outlook depending on changes in metals prices and other factors, as per our "Commodity Markets" and "Sensitivity Analysis" discussions below. In addition to this section, refer to the "Operations Review", "Financial Review" and "Liquidity and Capital Resources" sections for additional details on our outlook for 2022.

Material Assumptions

Our annual production and operating cost guidance, along with our annual capital and exploration expenditure forecasts are discussed in detail below.

Production Guidance

Contained Metal in Concentrate and Doré[1]		2022 Guidance	Year ended Dec. 31, 2021	2021 Guidance
Peru
Copper	tonnes	89,000 - 115,000	77,813	72,000 - 88,000
Gold	oz	70,000 - 90,000	50,306	40,000 - 50,000
Silver	oz	1,620,000 - 2,100,000	1,972,949	1,800,000 - 2,170,000
Molybdenum	tonnes	1,100 - 1,400	1,146	1,400 - 1,700

Manitoba
Gold	oz	150,000 - 185,000	143,477	150,000 - 165,000
Zinc	tonnes	50,000 - 70,000	93,529	96,000 - 107,000
Copper	tonnes	12,000 - 16,000	21,657	20,000 - 24,000
Silver	oz	800,000 - 1,100,000	1,072,532	1,200,000 - 1,400,000

Total
Copper	tonnes	101,000 - 131,000	99,470	92,000 - 112,000
Gold	oz	220,000 - 275,000	193,783	190,000 - 215,000
Zinc	tonnes	50,000 - 70,000	93,529	96,000 - 107,000
Silver	oz	2,420,000 - 3,200,000	3,045,481	3,000,000 - 3,570,000
Molybdenum	tonnes	1,100 - 1,400	1,146	1,400 - 1,700
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

On a consolidated basis, we met 2021 production guidance for copper, gold and silver, and Peru's gold production exceeded the top end of the guidance range due to strong gold grades from the Pampacancha satellite deposit. Zinc production was below the guidance range primarily due to higher grade dilution and mine plan limitations experienced at the 777 mine in Manitoba late in the year as the mine approaches the end of its life. Molybdenum production was below guidance but was consistent with the range published in our Constancia mine plan released in March 2021.

In 2022, consolidated copper production is forecast to increase by 17%1 compared to 2021 levels primarily as a result of higher expected copper production in Peru, with higher planned copper grades from both the Constancia and Pampacancha pits more than offsetting lower copper production in Manitoba. Consolidated gold production in 2022 is expected to increase by 28%1 year-over-year due to significantly higher gold grades and recoveries expected in both Manitoba and Peru. In Manitoba, gold production is expected to increase by 17%1 in 2022 due to the first full year of production at the recently refurbished New Britannia gold mill. In Peru, gold production is expected to increase by 59%1 in 2022 as we incorporate the first full year of Pampacancha. Year-over-year zinc production is expected to decline by 36%1 as a result of the expected closure of the 777 mine in June 2022 and the mining of the gold-rich zones at Lalor in connection with the startup of the New Britannia mill, which will result in mining less of the zinc-rich base metal zones at Lalor.

1 Year-over-year forecast changes assume the mid-point of the respective guidance range is achieved.

Peru's 2022 production guidance assumes copper grades remain consistent with the higher grades seen in the fourth quarter of 2021 for a majority of the year before significantly increasing in the fourth quarter of 2022. Peru's production guidance reflects regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the first and third quarters of 2022. The guidance also assumes mining continues in the harder ore areas of the pits in 2022, with slight impacts on mill throughput, but improving ore hardness is expected in 2023 and beyond.

Manitoba's 2022 production guidance reflects continued strong production from the Lalor mine, operating at a throughput rate of 4,650 tonnes per day and ramping up to 5,300 tonnes per day by 2023. The New Britannia mill is expected to average 1,500 tonnes per day in 2022 with continued ramp-up activities and rod mill liner maintenance scheduled during the first quarter and full design rates expected to be achieved in the second quarter. 2022 production assumes lower mining rates at the 777 mine as the mine approaches closure in June 2022. The low end of the production guidance ranges reflects reduced output from the 777 mine to capture the potential for higher dilution and increased variability in the remnant stopes. The 2022 and 2023 guidance contained in this MD&A replaces the company's previously issued guidance for these years.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2022 Guidance	2023 Guidance	2024 Guidance
Peru
Copper	tonnes	89,000 - 115,000	110,000 - 134,000	111,000 - 136,000
Gold	oz	70,000 - 90,000	100,000 - 125,000	110,000 - 135,000
Silver	oz	1,620,000 - 2,100,000	2,300,000 - 2,800,000	2,900,000 - 3,500,000
Molybdenum	tonnes	1,100 - 1,400	2,000 - 2,400	1,700 - 2,100

Manitoba[2]
Gold	oz	150,000 - 185,000	160,000 - 195,000	170,000 - 200,000
Zinc	tonnes	50,000 - 70,000	36,000 - 44,000	36,000 - 44,000
Copper	tonnes	12,000 - 16,000	10,000 - 12,000	9,000 - 11,000
Silver	oz	800,000 - 1,100,000	1,000,000 - 1,200,000	1,000,000 - 1,200,000

Total
Copper	tonnes	101,000 - 131,000	120,000 - 146,000	120,000 - 147,000
Gold	oz	220,000 - 275,000	260,000 - 320,000	280,000 - 335,000
Zinc	tonnes	50,000 - 70,000	36,000 - 44,000	36,000 - 44,000
Silver	oz	2,420,000 - 3,200,000	3,300,000 - 4,000,000	3,900,000 - 4,700,000
Molybdenum	tonnes	1,100 - 1,400	2,000 - 2,400	1,700 - 2,100
[1] Metal reported in concentrate and doré is prior to treatment or refining losses or deductions associated with smelter terms.
[2] Manitoba production guidance assumes the 777 mine is depleted at the end of the second quarter of 2022, resulting in lower copper and zinc production after its closure.

Consolidated copper and gold production are expected to increase to 133,5001 tonnes and 307,5001 ounces, respectively, in 2024, which represents an increase of 34%1 and 59%1, respectively, from 2021 levels, which demonstrates the continued growth from our recent brownfield growth projects. These growth projects are expected to more than offset the lost copper and gold production from 777 after its closure in mid-2022.

Peru's three-year production guidance reflects the incorporation of Pampacancha into the mine plan with higher copper and gold grades from 2022 and beyond. The mine plan has been re-sequenced since the publication of the March 2021 Constancia technical report, resulting in higher gold grade areas in the Pampacancha pit being moved from 2022 to 2023, which is expected to lead to a 41%1 increase in gold production in 2023 from 2022 levels.

Manitoba's three-year production guidance reflects an increase in Lalor's mine throughput from 4,650 tonnes per day in 2022 to 5,300 tonnes per day starting in 2023 due to technical and operational improvements and the allocation of mining resources from the 777 mine after its closure in 2022. The low end of the 2023 production guidance range reflects a more conservative project start and ramp up of the Stall recovery improvement program. The production numbers exclude the impact of upside opportunities, such as the potential to operate New Britannia above design capacity.

Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2022 Guidance	Year ended Dec. 31, 2021	2021 Guidance
Sustaining capital
Peru[2]	105.0	128.9	135.0
Manitoba[3]	115.0	100.4	90.0
Total sustaining capital	220.0	229.3	225.0
Growth capital
Peru	10.0	22.8	25.0
Manitoba[3]	50.0	119.2	105.0
Arizona[4]	35.0	22.9	20.0
Total growth capital	95.0	164.9	150.0
Capitalized exploration	25.0	13.3	15.0
Total	340.0	407.5	390.0
[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures.
[2] Includes capitalized stripping costs.
[3] Capital expenditures are converted into U.S. dollars using an exchange rate of 1.27 Canadian dollars.
[4] Arizona spending includes capitalized costs associated with the Copper World and Rosemont projects.

Total capital expenditures are expected to decline by 17% year-over-year primarily due to lower expected sustaining capital in Peru and lower growth spending in Manitoba in 2022.

Sustaining capital expenditures in Peru are expected to decrease from 2021 levels primarily due to lower costs associated with heavy civil works after completion of a tailings dam raise in 2021. This is expected to be partially offset by higher capitalized stripping expenditures in 2022 due to changes in the sequencing of mining phases in 2021 and the deferral of some capitalized stripping costs into 2022. Sustaining capital expenditures in Manitoba are expected to be higher than 2021 primarily due to accelerated underground development and equipment spending at Lalor in connection with the ramp up to 5,300 tonnes per day and the introduction of New Britannia sustaining costs, partially offset by lower capital development at 777 as the mine approaches closure.

Peru's growth capital spending of $10.0 million in 2022 includes costs associated with mill recovery improvement initiatives targeted to increase copper and molybdenum recoveries starting in 2023. These low-capital brownfield growth projects are expected to generate attractive returns and are part of our continuous improvement efforts.

Manitoba's growth capital spending of $50.0 million in 2022 includes approximately $25.0 million for the completion of the Stall mill recovery improvement project, which is expected to involve several flow sheet enhancements to increase copper, gold and silver recoveries starting in 2023. Approximately $15.0 million is budgeted for the expansion of the surface facilities in Snow Lake to support the transition to 5,300 tonnes per day at Lalor by 2023. Approximately $5.0 million has been allocated to engineering studies to advance the development of the 1901 deposit ahead of the current 2026 production-start timeline.

The spending guidance excludes approximately $20.0 million of tailings investments in Manitoba as we complete the improvements on the legacy Flin Flon tailings impoundment area in 2022, a program that was initiated in 2019, to ensure compliance with higher industry-wide standards for tailings dam safety. These expenditures are associated with the decommissioning and restoration liability and, therefore, will be accounted for as a drawdown of the liability through operating cash flow, rather than sustaining capital expenditures.

Arizona's growth capital spending of $35.0 million includes approximately $25.0 million for annual carrying costs for Rosemont and Copper World and approximately $10.0 million on anticipated Copper World permitting and economic studies in the first half of 2022.

Exploration Guidance

(in $ millions)		Year ended
	2022 Guidance	Dec. 31, 2021	2021 Guidance
Peru	25.0	17.3	20.0
Manitoba	15.0	10.5	10.0
Arizona and other	25.0	25.5	34.0
Total exploration expenditures	65.0	53.3	64.0
Capitalized spending	(25.0)	(13.3)	(15.0)
Total exploration expense	40.0	40.0	49.0

Our total expected exploration expenditures of $65.0 million in 2022 are higher than 2021 levels due to continued exploration activities at our Copper World discovery in Arizona and additional drilling activities in Peru and Manitoba.

In Peru, 2022 drilling activities will focus on three greenfield projects, including the Llaguen project in northern Peru and in-mine exploration at Constancia and Pampacancha. We also expect to advance community relations and permitting activities on the regional satellite properties in Peru during 2022. In Manitoba, we expect to complete a winter drill program focused on testing targets in the Chisel Basin, drilling targets identified at 1901 and the Lalor mine and drilling the Flin Flon tailings area. In Arizona, 2022 exploration expenditures include further infill drilling at the Copper World deposits, continued exploration drilling between the known deposits at Copper World and a planned initial drill program at the Mason Valley skarn properties in late 2022.

Unit Cost and Cash Cost Guidance

We are introducing cash cost guidance in 2022 for each of our operations. Copper remains the primary metal produced in our Peru operations and therefore we have presented cash cost per pound of copper produced. In Manitoba, we recognize that with the New Britannia mill operating at full capacity, the primary metal produced is gold and, therefore, we have included guidance for cash cost per ounce of gold produced. We continue to provide combined mine/mill unit operating cost guidance by site and consolidated copper cash cost and sustaining cash cost guidance given copper remains the primary revenue contributor on a consolidated basis.

Peru Operating Costs		2022 Guidance	Year ended Dec. 31, 2021	2021 Guidance[3]
Combined mine/mill unit operating cost (excluding COVID-19 costs) [1,2]	$/tonne	10.10 - 12.90	10.70	-
Combined mine/mill unit operating cost (including COVID-19 costs) [1,2]	$/tonne	-	11.39	8.90 - 10.90
Cash cost per pound of copper[2,3]	$/lb	1.10 - 1.40	1.54	-

1 Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs. Unit operating cost guidance in 2022 excludes estimated COVID-19 related costs of approximately $18.0 million. 2021 actual COVID-19 costs incurred was $19.8 million, which was higher than budgeted in 2021.

2 Combined unit costs and cash costs per pound of copper produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

3 Cash cost, net of by-product credits, per pound of copper contained in concentrate. By-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2021 and the following commodity prices:, $1,800 per ounce gold, $24.00 per ounce silver, $1.25 per pound zinc (excludes premium), $13.00 per pound molybdenum and an exchange rate of 1.27 C$/US$. Peru cash cost guidance was introduced in 2022 and is not available for 2021.

Combined unit costs for Peru in 2022 are approximately 7%1 higher than 2021 as a result of higher consumable costs, including grinding media and fuel, higher mill maintenance costs due to general cost pressures seen in the industry, payments relating to community agreements and the impact of processing harder ore in the Constancia pit.

Copper cash costs in Peru are expected to decline by 19%1 in 2022 versus 2021, primarily due to higher gold by-product credits and higher copper production.

Manitoba Operating Costs		2022 Guidance	Year ended Dec. 31, 2021	2021 Guidance
Combined mine/mill unit operating cost [1,2]	C$/tonne	170 - 185	154	145-155
Cash cost per ounce of gold[2,3]	$/oz	300 - 550	-	-

1 Reflects combined mine, mill and G&A costs per tonne of milled ore.

2 Combined unit costs and cash cost per ounce of gold produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

3 Cash cost, net of by-product credits, per ounce of gold contained in concentrate and doré. By-product credits are calculated using the silver deferred revenue drawdown rate in effect on December 31, 2021 and the following commodity prices: $4.00 per pound copper, $24.00 per ounce silver, $1.25 per pound zinc (excludes premium), $13.00 per pound molybdenum and an exchange rate of 1.27 C$/US$. Manitoba cash cost guidance was introduced in 2022 and is not available for 2021. Similarly, reported actual cash cost per ounce of gold for Manitoba will be introduced in 2022 and is not available for 2021.

Combined unit costs for Manitoba in 2022 are forecast to be approximately 15%1 higher than 2021 levels primarily due to expected cost inflation on materials and consumables and the inclusion of the New Britannia mill, which is expected to result in higher milling unit costs compared to the Flin Flon and Stall mills as disclosed in our Snow Lake operations mine plan released in March 2021. Manitoba unit costs also reflect the closure of the 777 mine in June 2022 and the transition of a portion of the workforce to Snow Lake.

Gold cash costs in Manitoba are expected to be $300 to $550 per ounce of gold in 2022 as gold production increases year-over-year and the operations transition to becoming a majority gold producer.

Consolidated Copper Cash Cost[1,2]		2022 Guidance	Year ended Dec. 31, 2021	2021 Guidance
Cash cost	$/lb	0.60 - 1.05	0.74	0.65 - 0.80
Sustaining cash cost	$/lb	1.60 - 2.25	2.07	2.05 - 2.30

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper contained in concentrate. By-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2021 and the following commodity prices: $1,800 per ounce gold, $24.00 per ounce silver, $1.25 per pound zinc (excludes premium), $13.00 per pound molybdenum and an exchange rate of 1.27 C$/US$.

2 Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The mid-point of the guidance range for consolidated cash cost per pound of copper produced, net of by-product credits, is higher than 2021 levels due to the expected increase in unit costs as described above, partially offset by expected higher copper production and higher gold by-product credits. The mid-point of the guidance range for consolidated sustaining cash cost per pound of copper produced, net of by-product credits, is lower than 2021 levels due to lower sustaining capital expenditures and higher copper production, partially offset by the increase in unit costs.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can vary from the annual guidance range above based on a variety of factors, including the scheduling of maintenance events, the impact of COVID-19 related interruptions, and seasonal heating requirements, particularly in Manitoba. Cash cost and sustaining cash cost may also vary based on changes in commodity prices affecting by-product credits.

Commodity Markets

Our 2022 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the Chinese, North American and global economies will influence the demand for copper and zinc, while interest rates, inflation, the performance of financial markets and the level of economic uncertainty will influence the investment demand for gold. The realized prices we achieve in the commodity markets significantly affect our financial performance. Our general expectations regarding metals prices and foreign exchange rates are included below and in the "Sensitivity Analysis" section of this MD&A.

In addition to our production volumes, our financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and zinc during 2021 remained well above the 10-year trailing average due to a strong rebound in demand for physical metal, lingering supply issues related to COVID-19 and consistent speculative interest from the investor community. Copper prices breached the $4 per pound barrier for the first time in many years in February 2021, rising as high as $4.86 per pound in the year and zinc prices broke above $1.25 per pound in February and rose above $1.70 per pound in the fourth quarter due to the temporary idling of some zinc smelting capacity in Europe and China as a result of substantial increases in power prices.

We have developed the following market analysis from various information sources including analyst and industry experts and our own market intelligence.

Copper

In 2021, the London Metal Exchange ("LME") copper price averaged $4.23 per pound, ranging from a low of $3.52 per pound at the beginning of the year to an all-time high of $4.86 per pound in May. Prices drifted lower during the summer due to negative sentiment surrounding the announcement of sales from China's strategic copper stockpile and due to the typical seasonal reduction in demand before spiking higher again in October due to a technical squeeze made possible by low metal exchange stocks.

Copper consumption grew at an unexpectedly high rate of 4% in 2021, outstripping the growth in refined production and keeping the physical market relatively balanced and stocks at historically low levels. This market backdrop combined with very positive sentiment for future copper demand growth underpinned by the global move towards renewable energy sources (wind, hydro, solar), carbon neutrality and the adoption of electric vehicles resulted in an average price that was 51% higher than the prior year.

Strong future demand for copper will necessitate the development of intrinsically higher cost greenfield mines from the world's existing inventory of undeveloped deposits, at a time when existing mines are seeing significant cost inflation due to higher energy costs, consumables costs and taxes. This combination of market factors will likely result in significantly higher long term copper prices.

Zinc

In 2021, the LME zinc price averaged $1.36 per pound, with prices ranging from $1.15 per pound to $1.73 per pound. Zinc demand surged by 7.1% during the year after declining by 4.5% in 2020 due to the effects related to COVID-19. This strong demand growth, combined with the lowest supply growth in the past decade, returned the market to a deficit position of 320 thousand tonnes in 2021 after it recorded a surplus of 472 thousand tonnes in the prior year.

Exchange stocks dropped to historically low levels in the second half of 2021 as zinc production in Europe and China was constrained by higher electricity prices. This sudden supply shock resulted in a spike in zinc prices in the fourth quarter of the year and the development of a significant backwardation in zinc futures markets.

The annual zinc metal market deficit is expected to increase again in 2022 to over 400 thousand tonnes as refined supply grows only marginally due to the continued idling of some smelter capacity in Europe as a result of electricity prices that are almost three times higher than they were in 2020. Consensus estimates for LME prices over the next several years are in excess of $1.60 per pound in response to continued market deficits and price spikes to even higher level could occur due to chronically low exchange stocks.

Gold

In 2021, the London Gold Bullion Market price for gold averaged $1,799 per ounce, compared with an average of $1,772 per ounce in 2020. Gold prices traded between $1,684 per ounce and $1,950 per ounce during the year responding primarily to changing market sentiments on future direction of inflation and interest rate hikes and on the projected effect of the COVID-19 pandemic on the world economy.

The physical supply and demand for gold is not an arbitrator of future prices as it is with base metals because most of the gold ever mined is stored in bank vaults. Gold is an investment that has traditionally provided a safe haven for investors during uncertain economic times, as well as a hedge against inflation, future currency devaluation and declining values of other riskier asset classes. Concerns regarding the effect of COVID-19 on the global economic growth as governments taper monetary stimulus combined with record-high inflation and political instability in many regions of the world bodes well for the price of gold price in 2022. However, market expectations for increases in interest rates and a stronger US dollar may keep gold range bound between $1,700 and $1,800 per ounce.

Treatment Charges, Refining Charges, Zinc Metal Premiums and Freight Costs

Hudbay's operating margins are affected by a variety of marketing related costs and premiums related to the products that we produce. For the copper, zinc and molybdenum concentrates that we produce, we pay freight costs to deliver these products from our facilities to our customers and depending on the destination, we incur various combinations of truck, rail or ocean freight costs along with warehousing and loading fees. We also pay treatment and refining charges ("TC/RCs") to our customers who process our concentrates. For zinc metal and precious metal doré we produce, we incur truck and/or rail freight costs as well as warehousing costs to ship to our customers and receive a premium to the LME price on our zinc metal sales.

A significant portion of our copper concentrate sales are made under multiyear contracts with an annual benchmark reference for TC/RCs. The annual benchmark for 2022 was established earlier this year at $65/6.5¢ compared to $59.5/5.95¢ in 2021 which represented a low point of a multiyear cycle. The annual benchmark treatment charge for 2022 zinc concentrates has yet to be established but in 2021 it was $159/mt. Hudbay will be exposed to zinc treatment charges for the first time in 2022 because our Flin Flon zinc plant is expected to close mid-year with the closure of 777 mine, from which point we will be selling zinc concentrate instead of refined zinc metal.

Zinc metal premiums in 2021 averaged approximately $0.07 per pound which was close to the North American average for annual sales. In 2022, annual zinc premiums in North America and the rest of the world are expected to be dramatically higher due to the tightness in the European zinc metal market as the result of temporary smelter closures and higher power costs.

Ocean freight rates for shipments of both bulk commodities and containers saw a dramatic increase in early 2021 as a result of imbalances in supply chains and port disruptions due to closures and restrictions related to COVID-19 and the swift recovery of industrial and consumer demand for freight services in 2021. Spot rates for bulk shipments of copper and zinc concentrates spend most of the year at levels that were between two and two-and-a-half times higher than rates in 2020 and spot container rates for shipments of molybdenum concentrates were over five times higher over the same period. Hudbay locks in the majority of its direct ocean freight exposure under multiyear Contracts of Affreightment ("COAs") and was not exposed in any substantial way to the higher spot terms in 2021. In 2022, Hudbay still has substantial COA coverage for its bulk ocean shipments and, in addition, spot rates for the Peru-to-China shipping corridor have dropped from $80/wmt to $90/wmt to approximately $50/wmt at the present time.

In 2021, Hudbay signed a multiyear agreement with the Royal Canadian Mint to refine precious metal doré production from our recently refurbished New Britannia mill.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2022 net profit, earnings per share and operating cash flow, assuming that our operational performance is consistent with the mid-point of our guidance for 2022. The effects of a given change in an assumption are calculated in isolation.

	2022	Change of 10%	Impact on	Impact on	Impact on Operating CF
	Base	represented by:	Profit	EPS[1]	before WC changes
Metals Prices
Copper price[2]	$4.00/lb	+/- $0.40/lb	+/- $69M	+/- $0.26	+/- $87M
Zinc price	$1.25/lb	+/- $0.13/lb	+/- $12M	+/- $0.05	+/- $16M
Gold price[3]	$1,800/oz	+/- $180/oz	+/- $24M	+/- $0.09	+/- $33M
Exchange Rates [4]
C$/US$	1.27	+/- 0.13	+/- $42M	+/- $0.16	+/- $43M

1 Based on 261.6 million common shares outstanding as at December 31, 2021.

2 Quotational period hedging program neutralizes provisional pricing adjustments.

3 Gold price sensitivity also includes an impact of a +/- 10% change in the silver price (2022 assumption: $24.00/oz of silver).

4 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2021, we recorded a net loss of $10.5 million compared to a net profit of $7.4 million for the same period in 2020, representing a decrease in profit of $17.9 million. For the full year, we recorded a net loss of $244.4 million compared to a net loss of $144.6 million for the same period in 2020, representing an increase in losses of $99.8 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended December 31, 2021	Year ended December 31, 2021
Increase (decrease) in components of profit or loss:
Revenues	102.9	409.6
Cost of sales
Mine operating costs	(18.0)	(128.0)
Depreciation and amortization	8.7	4.0
Impairment - environmental obligation	(46.2)	(193.5)
Selling and administrative expenses	1.0	(1.6)
Exploration and evaluation expenses	(6.9)	(22.8)
Other expenses	(10.2)	(12.3)
Net finance expense	(32.4)	(79.1)
Tax	(16.8)	(76.1)
Increase in loss for the period	(17.9)	(99.8)

Revenue

Revenue for the fourth quarter of 2021 was $425.2 million, $102.9 million higher than the same period in 2020, primarily as a result of higher realized base metal prices as well as higher sales volumes of gold and copper. Offsetting this increase were lower zinc metal volumes due to lower zinc grades at Lalor and lower zinc recoveries at the Stall concentrator.

Full year revenue in 2021 was $1,502.0 million, $409.6 million higher than the same period in 2020, primarily as a result of higher realized base metal and molybdenum prices as well as higher sales volumes of copper and gold. Offsetting these increases were lower realized gold prices and lower sales volumes of zinc due to lower Manitoba zinc grades and recoveries. The significantly increased sales volumes of gold is mainly the result of the commencement of operations at the high-grade Pampacancha deposit in the second quarter of 2021 as well as comparatively lower production in the prior year period due to the temporary suspension of Constancia operations following a government declared state of emergency.

The following table provides further details on these variances:

(in $ millions)	Three months ended December 31, 2021	Year ended December 31, 2021

Metals prices[1]
Higher copper prices	57.7	270.7
Higher zinc prices	16.5	69.3
Higher (lower) gold prices	1.0	(10.3)
Lower silver prices	(2.4)	(1.9)
Sales volumes
Higher copper sales volumes	14.5	21.0
Lower zinc sales volumes	(20.0)	(31.2)
Higher gold sales volumes	37.7	81.0
Lower silver sales volumes	(3.3)	(4.1)
Other
Change in derivative mark-to-market on zinc	0.4	(0.9)
Molybdenum and other volume and pricing differences	(0.2)	19.6
Variable consideration adjustments	-	(5.1)
Effect of lower treatment and refining charges	1.0	1.5
Increase in revenue in 2021 compared to 2020	102.9	409.6
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
(in $ millions)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Copper	247.8	167.0	873.3	563.9
Zinc	73.9	76.6	301.1	264.1
Gold	84.5	49.2	246.6	181.0
Silver	7.3	8.0	26.9	26.0
Molybdenum	10.6	8.8	37.5	25.6
Other metals	1.4	1.6	7.5	5.6
Revenue from contracts	425.5	311.2	1,492.9	1,066.2
Amortization of deferred revenue - gold	10.1	8.4	37.8	27.9
Amortization of deferred revenue - silver	7.2	11.7	33.7	39.4
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	1.6	6.7
Pricing and volume adjustments[1]	(3.9)	5.7	(8.6)	9.1
Treatment and refining charges	(13.7)	(14.7)	(55.4)	(56.9)
Revenue	425.2	322.3	1,502.0	1,092.4

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 17 of our consolidated financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the fourth quarter and full year 2021 and 2020, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2021[2]	Realized prices[1] for the
			Three months ended			Year ended
		LME QTD 2021[2]	Dec. 31, 2021	Dec. 31, 2020		Dec. 31, 2021	Dec. 31, 2020
Prices
Copper	$/lb	4.40	4.34	3.29	4.23	4.19	2.86
Zinc[3]	$/lb	1.53	1.60	1.24	1.36	1.42	1.10
Gold[4]	$/oz		1,752	1,734		1,722	1,783
Silver[4]	$/oz		23.26	27.05		25.29	26.04

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for copper and zinc prices.
3 All sales for the three months and year ended December 31, 2021 and 2020 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 40.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	247.8	73.9	84.5	7.3	10.6	1.4	425.5
Amortization of deferred revenue	-	-	10.1	7.2	-	-	17.3
Pricing and volume adjustments[3]	(9.2)	0.6	5.1	0.4	(0.8)	-	(3.9)
By-product credits [4]	238.6	74.5	99.7	14.9	9.8	1.4	438.9
Derivative mark-to-market [5]	-	(0.2)	-	-	-	-	(0.2)
Revenue, excluding mark-to-market on non-QP hedges	238.6	74.3	99.7	14.9	9.8	1.4	438.7
Payable metal in concentrate sold [6]	24,959	21,112	56,927	638,640	245	-	-
Realized price [7]	9,559	3,523	1,752	23.26	-	-	-
Realized price [8]	4.34	1.60	-	-	-	-	-
Year ended December 31, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	873.3	301.1	246.6	26.9	37.5	7.5	1,492.9
Amortization of deferred revenue	-	-	37.8	33.7	-	-	71.5
Pricing and volume adjustments[3]	(21.9)	1.2	5.6	0.7	5.8	-	(8.6)
By-product credits [4]	851.4	302.3	290.0	61.3	43.3	7.5	1,555.8
Derivative mark-to-market[5]	-	0.2	-	-	-	-	0.2
Revenue, excluding mark-to-market on non-QP hedges	851.4	302.5	290.0	61.3	43.3	7.5	1,556.0
Payable metal in concentrate sold [6]	92,200	96,435	168,358	2,427,508	1,099	-	-
Realized price [7]	9,235	3,137	1,722	25.29	-	-	-
Realized price [8]	4.19	1.42	-	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

5 Derivative mark-to-market excludes mark-to-market on QP hedges.

6 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

8 Realized price for copper and zinc in $/lb.

Three months ended December 31, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	167.0	76.6	49.2	8.0	8.8	1.6	311.2
Amortization of deferred revenue	-	-	8.4	11.7	-	-	20.1
Pricing and volume adjustments[3]	(0.6)	1.0	3.4	0.9	1.0	-	5.7
By-product credits [4]	166.4	77.6	61.0	20.6	9.8	1.6	337.0
Derivative mark-to-market [5]	-	0.2	-	-	-	-	0.2
Revenue, excluding mark-to-market on non-QP hedges	166.4	77.8	61.0	20.6	9.8	1.6	337.2
Payable metal in concentrate sold [6]	22,963	28,431	35,179	762,384	457	-	-
Realized price [7]	7,245	2,737	1,734	27.05	-	-	-
Realized price [8]	3.29	1.24	-	-	-	-	-
Year ended December 31, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	563.9	264.1	181.0	26.0	25.6	5.6	1,066.2
Amortization of deferred revenue	-	-	27.9	39.4	-	-	67.3
Pricing and volume adjustments[3]	(4.2)	1.0	10.4	1.9	-	-	9.1
By-product credits [4]	559.7	265.1	219.3	67.3	25.6	5.6	1,142.6
Derivative mark-to-market[5]	-	(0.7)	-	-	-	-	(0.7)
Revenue, excluding mark-to-market on non-QP hedges	559.7	264.4	219.3	67.3	25.6	5.6	1,141.9
Payable metal in concentrate sold [6]	88,888	109,347	122,949	2,585,586	1,321	-	-
Realized price [7]	6,297	2,418	1,783	26.04	-	-	-
Realized price [8]	2.86	1.10	-	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

5 Derivative mark-to-market excludes mark-to-market on QP hedges.

6 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

8 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Year ended
		Dec. 31, 2021		Dec. 31, 2021
		Manitoba	Peru [4]	Manitoba	Peru [4]
Gold	oz	4,290	6,196	18,441	18,352
Silver	oz	69,472	351,004	326,056	1,476,537
Gold deferred revenue drawdown rate[1,2]	$/oz	1,253	762	1,262	791
Gold cash rate[3]	$/oz	429	412	426	410
Total gold stream realized price	$/oz	1,682	1,174	1,688	1,201
Silver deferred revenue drawdown rate[1,2]	$/oz	24.14	15.64	24.32	17.47
Silver cash rate[3]	$/oz	6.33	6.08	6.29	6.05
Total silver stream realized price	$/oz	30.47	21.72	30.61	23.52

		Three months ended		Year ended
		Dec. 31, 2020		Dec. 31, 2020
		Manitoba	Peru	Manitoba	Peru
Gold	oz	5,435	1,848	18,503	6,299
Silver	oz	92,834	442,199	355,318	1,460,886
Gold deferred revenue drawdown rate[1,2]	$/oz	1,217	976	1,173	976
Gold cash rate [3]	$/oz	424	408	422	406
Total gold stream realized price	$/oz	1,641	1,384	1,595	1,382
Silver deferred revenue drawdown rate[1,2]	$/oz	23.47	21.52	22.43	21.52
Silver cash rate [3]	$/oz	6.26	6.02	6.23	5.99
Total silver stream realized price	$/oz	29.73	27.54	28.66	27.51

1Subsequent to the variable consideration adjustment recorded on January 1, 2021, the deferred revenue amortization is recorded in Manitoba at C$1,578/oz gold and C$30.38/oz silver (for the three months and year ended December 31, 2020- C$1,589/oz gold and C$30.63/oz silver) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

3 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

4 Effective May 1, 2021, the drawdown rate for the Peru stream agreement for gold was $762/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $990/oz. Effective May 1, 2021 the drawdown rate for the Peru stream agreement for silver was $15.64/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $21.86/oz.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Peru
Mining	27,756	24,967	98,200	70,724
Milling	40,121	39,219	168,477	134,096
Changes in product inventory	(4,507)	(6,550)	(13,743)	(3,883)
Depreciation and amortization - DRO assets	1,213	1,322	4,631	4,592
Depreciation and amortization - Other PP&E1	52,865	49,539	189,777	179,683
G&A	18,496	14,540	63,876	43,393
Overhead costs related to suspension of activities (cash)	-	-	-	15,810
Inventory adjustments	-	(2,188)	(1,446)	32
Freight, royalties and other charges	12,371	11,388	44,819	39,915
Total Peru cost of sales	148,315	132,237	554,591	484,362
Manitoba
Mining	58,891	46,598	222,660	178,308
Milling	22,193	11,147	62,995	46,057
Zinc plant	19,008	18,736	72,392	71,799
Changes in product inventory	(11,740)	2,029	(4,437)	2,054
Depreciation and amortization - DRO assets	3,384	12,424	19,534	44,953
Depreciation and amortization - Other PP&E1	32,465	35,298	143,982	132,599
G&A	14,345	10,604	54,063	48,042
Overhead costs related to suspension of activities (cash)	-	8,232	-	8,232
Inventory adjustments	-	2,270	5,445	2,270
Past service pension cost	737	-	4,965	-
Freight, royalties and other charges	9,660	8,348	41,316	34,742
Total Manitoba cost of sales	148,943	155,686	622,915	569,056
Cost of sales	297,258	287,923	1,177,506	1,053,418

1 Includes depreciation and amortization from property, plant, and equipment, excluding decommissioning and restoration assets.

Total cost of sales for the fourth quarter of 2021 was $297.3 million, reflecting an increase of $9.3 million from the fourth quarter of 2020. Peru cost of sales increased by $16.1 million in the fourth quarter of 2021, compared to the same period of 2020. This increase is mainly related to higher overall mining, milling and general and administrative costs, as well as higher depreciation and lower relative buildup in product inventory. The increase was also caused, in part, by a $2.2 million inventory adjustment in the fourth quarter of 2020 which did not occur again in the fourth quarter of 2021. Manitoba cost of sales decreased by $6.7 million in the fourth quarter of 2021, compared to the same period of 2020, mainly due to a larger relative buildup in product inventory caused by an increase in concentrate inventories and lower depreciation, partially offset by higher overall mining, milling and general administrative costs. The prior period also included an inventory adjustment for certain materials and supplies inventories in Flin Flon, as well as overhead costs related to the suspension of activities at 777 mine, neither of which occurred again in the fourth quarter of 2021.

Total cost of sales for the full year in 2021 was $1,177.5 million, reflecting an increase of $124.1 million compared to 2020. In Peru, costs increased by $70.2 million, largely due to higher overall mining, milling, general and administrative costs, higher depreciation and freight costs, partially offset by a higher relative buildup in product inventory caused by an increase in ore stockpiles. There was also a $31.9 million fixed overhead charge (cash: $15.8 million, non-cash: $16.1 million included in depreciation) being recorded in the comparative 2020 period with no corresponding charges recorded in 2021. In Manitoba, year-to-date cost of sales increased by $53.9 million compared to 2020 largely due to higher overall mining, milling and general administrative costs, and higher past service pension costs, inventory adjustments and freight costs. The increase was partially offset by a higher relative buildup of product inventory and lower depreciation.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the fourth quarter of 2021, other significant variances in expenses from operations, compared to the same period in 2020, include the following:

- Exploration and evaluation expenses increased by $6.9 million, as the Copper World drilling program and related metallurgical studies continued during the fourth quarter of 2021.

- Other expenses increased by $10.2 million, mostly related to $7.6 million in Copper World PEA study costs and a $3.4 million restructuring charge in Manitoba for severance related to the closure of the Flin Flon operations.

- Impairment charge of $46.2 million related to an increase in the valuation of the environmental obligation due to lower long-term discount rates for the Flin Flon operation, which was expensed in the current quarter since the site will no longer be operational past 2022.

For the full year of 2021, other significant variances in expenses from operations, compared to 2020, include the following:

- Exploration and evaluation expenses increased by $22.8 million compared to 2020 for the same reason as noted above.

- Other expenses increased by $12.2 million, for the same reasons as above offset by a relative gain on the revaluation of the DRO liability on non-producing properties in Manitoba.

- Impairment charge of $193.5 million in relation to a revised Flin Flon closure plan reflecting higher cost estimates, leading to an increase in the environmental obligation which was expensed in the current year since the site will no longer be operational past 2022.

Net finance expense

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020

Finance costs - accrued or payable:
Interest expense on long-term debt	16,911	21,610	74,748	82,712
Withholding taxes	1,846	2,095	7,727	8,267
Tender premium on senior unsecured notes	-	-	22,878	7,252
Other accrued/payable costs (income)[1]	1,271	2,225	6,816	7,014
Total finance costs - accrued or payable	20,028	25,930	112,169	105,245

Finance costs - non-cash:
Accretion on streaming agreements[2]	8,295	13,854	42,654	56,670
Change in fair value of financial assets and liabilities at fair value through profit or loss	6,779	(37,520)	54,514	(29,370)
Write off unamortized transaction costs	-	-	2,480	3,817
Other non-cash costs[3]	3,545	4,004	9,202	5,540
Total finance costs - non-cash	18,619	(19,662)	108,850	36,657
Net finance expense	38,647	6,268	221,019	141,902

1 Includes interest income and other finance expense.

2 Includes variable consideration adjustment (prior periods).

3 Includes accretion on community agreements, unwinding of discount on provisions, and net foreign exchange losses (gains).

During the quarter ended December 31, 2021, net finance expense increased by $32.4 million compared to the same period in 2020 due to a $38.3 million increase in non-cash finance costs partially offset by a $6.0 million decrease in payable finance costs.

The increase was primarily driven by changes in fair value of financial instruments, including a $40.3 million relative reduction in revaluation gains on an embedded derivative on the early redemption option associated with our senior unsecured notes due in 2025 in the fourth quarter of 2020 and a higher non-cash loss of $3.2 million on the revaluation of the gold prepayment liability. Offsetting these increases in net finance expense were $4.7 million reduction in interest expense on long-term debt as a result of refinancing of our senior notes at lower interest rates during the third quarter of 2020 and first quarter of 2021 and a $5.6 million reduction of the accretion of streaming agreements arising from a lower interest rate on the amended Peru streaming agreement.

During the year ended December 31, 2021, net finance expense increased by $79.1 million compared to the same period in 2020 due to a $72.2 million increase in non-cash finance costs as well as a $6.9 million increase in accrued finance costs.

These increases were primarily related to the refinancing of our 2025 senior notes in the first quarter of 2021. The early redemption of these notes resulted in a $49.8 million write off of the non-cash embedded derivative related to the exercise of the prepayment option, compared to the net gains of $45.4 million in the prior year. Also, in connection with the refinancing of our 2025 notes compared to the refinancing of our 2029 notes, we expensed an additional $15.6 million in call premiums compared to prior year. We also incurred an increase of $8.6 million in revaluation losses on our investments consisting of securities in Canadian metals and mining companies. Offsetting these increases in net finance expense was a reduction in interest expense of $8.0 million, a $19.8 million reduction in non-cash losses on the revaluation of the gold prepayment liability and an $14.0 million decrease in accretion on streaming arrangements, for the same reasons as described above.

Tax Expense

For the three months and year ended December 31, 2021, tax expense increased by $16.8 million and $76.1 million respectively, compared to the same period in 2020. The following table provides further details:

	Three months ended		Year ended
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
(in $ thousands)
Deferred tax expense (recovery) - income tax [1]	(7,161)	(11,711)	(15,995)	(39,904)
Deferred tax (recovery) expense - mining tax [1]	2,179	(256)	11,202	(3,332)
Total deferred tax expense (recovery)	(4,982)	(11,967)	(4,793)	(43,236)
Current tax expense - income tax	11,503	3,749	25,570	4,109
Current tax expense - mining tax	3,783	1,723	20,830	4,622
Total current tax expense	15,286	5,472	46,400	8,731
Tax expense (recovery)	10,304	(6,495)	41,607	(34,505)

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 26.4% to our loss before taxes of $202.8 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $53.5 million; however, we recorded an income tax expense of $9.6 million. The significant items causing our effective income tax rate to be different than the 26.4% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations. This has resulted in a deferred tax recovery of $6.3 million.

- Deductible temporary differences with respect to Manitoba, and relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations. This resulted in a deferred tax expense of $40.0 million.

- Temporary income tax differences not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets. This resulted in a deferred tax expense of $4.5 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax expense of $4.6 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.4%, resulting in a tax expense of $21.2 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $202.8 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $20.3 million; however, we recorded a mining tax expense of $32.0 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- Between mining profit of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining profit less C$50 million multiplied by 65%;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million;

- Between mining profit of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining profit less C$100 million multiplied by 57%; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2021, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes

Following our recent bond refinancings, we now have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Extension and Amendment of Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities ("the Credit Facilities") for our Canadian and Peruvian businesses, with combined total availability of $450 million and substantially similar terms and conditions. As at December 31, 2021, our liquidity includes $271.0 million in cash as well as undrawn availability of $346.9 million under our Credit Facilities. As at December 31, 2021, we were in compliance with our covenants under the Credit Facilities and had drawn $103.1 million in letters of credit under the Credit Facilities. Due to the recently updated Flin Flon closure plan finalized in the third quarter of 2021, we expect the letters of credit issued under the Credit Facilities to increase in the near future to support the higher estimated closure costs.

As at December 31, 2021, the Arizona business unit had $28.3 million in surety bonds issued to support future reclamation and closure obligations. The Peru business unit also had $87.1 million in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at December 31, 2021 compared to December 31, 2020

Cash decreased by $168.1 million during the year to $271.0 million as at December 31, 2021. This decrease was mainly the result of $377.4 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $84.4 million, lease payments of $37.7 million, note redemption premium and transaction costs of $31.0 million and other financing payments of $19.6 million, as well as paid dividends of $4.1 million. Offsetting these cash outflows was cash flow from operating activities of $383.8 million. We hold the majority of our cash in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $159.4 million to $147.5 million from December 31, 2020 to December 31, 2021, primarily due to the cash decrease of $168.1 million, an increase of $76.0 million in other financial liabilities as approximately half of the gold prepayment liability was reclassified to current. Offsetting these items was an increase in trade and other receivables of $62.9 million due to timing of contract deliveries, a decrease in trade and other payables of $25.4 million arising mainly from timing of payments and an increase in inventories of $15.4 million mainly due to a rise in materials and supplies.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2021 and December 31, 2020:

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Operating cash flow before precious metals stream deposit and changes in non-cash working capital	156,917	86,071	483,862	241,863
Precious metals stream deposit	4,000	-	4,000	-
Change in non-cash working capital	(65,068)	35,019	(104,046)	(2,383)
Cash generated from operating activities	95,849	121,090	383,816	239,480
Cash used in investing activities	(104,348)	(117,498)	(375,002)	(359,018)
Cash (used in) generated from financing activities	(18,513)	(13,192)	(175,899)	162,093
Effect of movement in exchange rates on cash	550	(279)	(1,061)	434
(Decrease) increase in cash	(26,462)	(9,879)	(168,146)	42,989

Cash Flow from Operating Activities

Cash generated from operating activities was $95.8 million during the fourth quarter of 2021, a decrease of $25.2 million compared with the same period in 2020. Operating cash flow before precious metals stream deposit and changes in non-cash working capital was $156.9 million during the fourth quarter of 2021, reflecting an increase of $70.8 million compared to the fourth quarter of 2020. The increase in operating cash flow is primarily the result of higher realized base metal prices, and higher gold and copper sales volumes. This was partially offset by lower sales volumes of zinc metal compared to the fourth quarter of 2020.

Cash generated from operating activities for the full year in 2021 was $383.8 million, representing an increase of $144.3 million compared to 2020. Operating cash flow before precious metals stream deposit and changes in non-cash working capital was $483.9 million for the year ended 2021, compared to $241.9 million for the same period in 2020. The full year increase in operating cash flow is due to the same factors described above for the quarter-over-quarter variance as well as higher comparative molybdenum prices and the impact of the Constancia shut-down that occurred in the comparative 2020 period.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2021, we spent $122.9 million in investing and financing activities, primarily driven by $104.8 million in capital expenditures, $9.4 million in capitalized lease payments and $9.4 million in other financing payments.

For the full year, we spent $550.9 million in investing and financing activities, driven by $377.4 million in capital expenditures, $84.4 million in interest payments, $50.6 million in other financing payments and transaction costs, $37.7 million in capitalized lease payments and $4.1 million in dividends paid.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Year ended		Guidance
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Annual
(in $ millions)					2021	2022
Manitoba sustaining capital expenditures	22.5	21.7	100.4	94.3	90.0	115.0
Peru sustaining capital expenditures [1]	45.0	37.0	128.9	91.1	135.0	105.0
Total sustaining capital expenditures	67.5	58.7	229.3	185.4	225.0	220.0
Arizona capitalized costs	9.7	5.9	22.9	15.6	20.0	35.0
Peru growth capitalized expenditures [2]	-	11.3	22.8	107.0	25.0	10.0
Manitoba growth capitalized expenditures [3]	22.0	30.4	119.2	61.4	105.0	50.0
Other capitalized costs [4]	1.1	5.8	(31.2)	52.3	-	-
Capitalized exploration	9.9	8.6	13.3	11.9	15.0	25.0
Total other capitalized expenditures	42.7	62.0	147.0	248.2
Total capital additions	110.2	120.7	376.3	433.6

Reconciliation to cash capital additions:
Decommissioning and restoration obligation	0.6	(3.6)	49.4	(46.8)
Right-of-use asset additions	(17.2)	(0.3)	(49.7)	(17.8)
Change in community agreement accruals	1.2	0.6	1.0	(6.7)
Change in capital accruals and other	10.0	0.5	0.4	(2.1)
Total cash capital additions	104.8	117.9	377.4	360.2

1 Peru sustaining capital expenditures includes capitalized stripping costs.

2 Hudbay's revised growth capital guidance for Peru of $25.0 million includes the cost of individual land user agreements.

3 Hudbay's revised growth capital guidance for Manitoba of $105.0 million was revised in August 2021.

4 Other capitalized costs include decommissioning and restoration adjustments.

Total capital additions declined by 13% in 2021 compared to 2020 as a result of lower growth spending in Peru, partially offset by higher sustaining capital expenditures in both Peru and Manitoba.

Sustaining capital expenditures in Manitoba for the fourth quarter and year ended December 31, 2021 were $22.5 million and $100.4 million, respectively, representing increases of $0.8 million and $6.1 million compared to the same periods in 2020. The increases are due to higher expenditures for Lalor capital development and higher expenditures for the Anderson tailings facility, partially offset by the cessation of capitalizing development costs at 777 given its upcoming closure.

Sustaining capital expenditures in Peru for the fourth quarter and year ended December 31, 2021 were $45.0 million and $128.9 million, respectively, representing increases of $8.0 million and $37.8 million compared to the same periods in 2020. The increases were mainly due to curtailed spending in the full year 2020 period arising from an eight-week suspension of Constancia operations, a tailings management facility expansion, the construction of a tailings discharge line and an increase in leased assets.

Manitoba's full year growth capital of $119.2 million relates primarily to capital spending to complete the New Britannia refurbishment project. The project was completed in October and achieved commercial production on November 30, 2021. Also contributing to the higher growth capital in 2021 was Lalor camp expansion costs, additional leases entered into for the 1901 deposit and Stall recovery initiatives. Growth capital spending in Manitoba was higher than expected in the fourth quarter primarily due to additional leases entered into for the future development of the 1901 deposit and additional costs to complete the New Britannia mill refurbishment project, which caused us to exceed our full year 2021 guidance.

Peru's full year growth capital of $22.8 million, incurred mainly in the first quarter, includes costs associated with the remaining land user agreements as well as civil works related to the development of Pampacancha before reaching commercial production in April.

Arizona's full year growth capital of $22.9 million relates primarily to land acquisition costs, permitting and other costs associated with Copper World and Rosemont.

Other capitalized costs for the year ended December 31, 2021 were $1.1 million and negative $31.2 million, respectively. These relate primarily to the remeasurement of previously recognized decommissioning and restoration liabilities at our Manitoba and Peru operations as a result of changing real discount rates.

Capital Commitments

As at December 31, 2021, we had outstanding capital commitments in Canada of approximately $37.5 million of which $32.7 million can be terminated, approximately $31.9 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $180.4 million in Arizona, primarily related to our Rosemont project, of which approximately $87.9 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at December 31, 2021:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,614.7	68.3	136.7	717.8	691.9
Gold prepayment obligation[2]	140.0	71.4	68.6	-	-
Lease obligations	112.6	53.2	32.4	10.5	16.5
Purchase obligation - capital commitments	249.8	56.2	15.0	26.1	152.5
Purchase obligation - other commitments[3]	822.9	335.6	245.7	107.2	134.4
Pension and other employee future benefits obligations[2]	145.6	14.0	13.9	8.4	109.3
Community agreement obligations[4]	52.5	9.3	9.7	5.2	28.3
Decommissioning and restoration obligations[5]	435.7	17.1	7.6	8.3	402.7
Total	3,573.8	625.1	529.6	883.5	1,535.6

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.

2 Discounted.

3 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

- A net smelter returns royalty agreement related to the 777 mine; and,

- Government royalty payments related to the Constancia mine.

Outstanding Share Data

As of February 22, 2022, there were 261,601,784 common shares of Hudbay issued and outstanding. In addition, there were 1,529,227 stock options outstanding.

FINANCIAL RISK MANAGEMENT

The risks relating to Hudbay and our business include those risks described under the heading "Risk Factors" in our most recent Annual Information Form, which section has been incorporated by reference into this MD&A and should be reviewed by readers. In addition to those risks, we have identified the following other risks which may affect our financial statements in the future.

Impact of COVID-19

Despite implementing measures to minimize the spread of COVID-19, we continue experience intermittent operational, supply chain, travel, labour and shipping disruptions, that may continue for the foreseeable future. As a result, our financial results may remain volatile as COVID-19 continues to affect production, operating costs and the prices we receive for our products. The resumption of normal operating activities is expected to be gradual and dependent on the global response to COVID-19. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs in 2022.

Given the uncertainty of the duration and magnitude of the impact of COVID-19, our 2022 production and cost guidance are subject to a higher than normal degree of uncertainty.

Political and Social Risks

In June 2021 Peru held a presidential election resulting in the election of Pedro Castillo. A change in government, government policy, the declaration of a state of emergency or the implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us. We are at a heightened risk of having this occur whenever there is a change in government in the countries or regions in which we operate particularly in the current COVID-19 environment.

Political or social unrest in Peru or instability could adversely affect our ability to operate the Constancia mine and the Pampacancha satellite deposit. Such adverse effects could result from positions or actions that may be taken by the national government or at the regional, community or local levels by government or non-government actors, including demanding payments, encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our operation, impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. The risk of disruptions from such opposition tends to increase with national, regional and local elections in Peru as well as with change to the general political and social climate in the area in which we operate. We continue to seek to constructively engage with all our stakeholders in the Constancia region and we continue to actively monitor the Peru social risks and political landscape.

Carrying Values and Mine Plan Updates

At the end of each reporting period, Hudbay reviews its groups of non-financial assets to determine whether there are any indicators of impairment or impairment reversal. If any such indicator exists, the Company estimates the recoverable amount of the non-financial asset group in order to determine the extent of the impairment loss or reversal, if any. At December 31, 2021, the Company assessed whether there were impairment or impairment reversal indicators associated with the general business environment and known changes to business planning (including any arising from the potential impacts of COVID-19 on our business). Other than an impairment indicator related to the increase in closure cost obligations at our Flin Flon operations triggered by lower discount rates, there were no other impairment or impairment reversal indicators.

There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment in the future. One such potential indicator is a change to the life of mine ("LOM") plan for an asset. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates.

There is a risk that an updated LOM plan for the Rosemont project and/or a Copper World PEA and/or the outcome of the Rosemont appeals litigation could give rise to an indicator of impairment or impairment reversal and cause an adjustment to the carrying value of relevant assets.

Management expects changes in risk-free discount rates to impact the revaluation of our environmental obligations and our PP&E. However, due to the planned near-term closure of the 777 mine and Flin Flon operations, there is a risk that such changes or updates to the Flin Flon operational plan may result in an impairment or impairment reversal until the operations are closed mid-2022.

Metals Price Strategic Risk Management

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Commodity prices are a key driver of our financial and operational results. Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement.

In the normal course, we typically consider base metal price hedging:

- In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;

- To ensure the viability of a shorter life and/or higher cost mine;

- To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements; or,

- To offset fixed price zinc sales contracts with customers.

During 2021, we entered into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at December 31, 2021, we had 72.8 million pounds of net copper fixed for floating swaps outstanding at an average fixed receivable price of $4.34/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across January to April 2022.

During the second quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation for 79,954 gold ounces in 2022 and 2023 at forward curve prices averaging approximately $1,682 per ounce. The gold delivery obligation is to be satisfied with a monthly delivery of 3,331 gold ounces over a 24-month period from January 2022 to December 2023. The New Britannia gold mill achieved commercial production in the fourth quarter of 2021.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

At December 31, 2021, approximately $233.6 million of our cash was held in US dollars, approximately $30.4 million of our cash was held in Canadian dollars, and approximately $7.0 million of our cash was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts)	2021				2020

	Q4	Q3[3]	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	425.2	359.0	404.2	313.6	322.3	316.1	208.9	245.1
Gross earnings (loss)	81.7	(85.4)	82.2	52.5	34.4	39.3	(12.7)	(22.0)
(Loss) profit before tax	(0.2)	(147.8)	14.8	(69.6)	0.9	(23.9)	(74.6)	(81.5)
(Loss) profit	(10.5)	(170.4)	(3.4)	(60.1)	7.4	(24.0)	(51.9)	(76.1)
Adjusted net earnings (loss)[1,3]	32.7	0.9	5.4	(16.1)	(16.4)	(25.4)	(39.7)	(39.3)
(Loss) earnings per share:
Basic and diluted	(0.04)	(0.65)	(0.01)	(0.23)	0.03	(0.09)	(0.20)	(0.29)
Adjusted net earnings (loss)[1,3] per share	0.13	0.00	0.02	(0.06)	(0.06)	(0.10)	(0.15)	(0.15)
Operating cash flow[2]	156.9	103.5	132.8	90.7	86.1	84.4	29.5	42.0
Adjusted EBITDA[1]	180.3	119.3	143.2	104.2	106.9	96.1	49.1	55.0

1 Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
2 Operating cash flow before changes in non-cash working capital.
3 The adjusted net earnings (loss) and adjusted net earnings (loss) per share in the third quarter of 2021 have been adjusted by $37.3 million from what was previously reported due to a change in the computed tax effect on certain adjustments. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share.

Base metal prices have steadily increased since the second quarter of 2020. Other than one-time charges, our revenues, gross profit and operating cash flow have steadily improved with the rise in base metal prices and, more recently, with the benefit of production from the higher grade Pampacancha deposit and the ramp-up of the New Britannia gold mill.

The 2021 fourth quarter results reflect higher realized base metal prices, particularly for zinc, and sustained higher precious metals prices. This strength in commodity prices combined with higher gold production following the commencement of commercial production at New Britannia and improving copper recoveries has led to record revenue of $425.2 million in the fourth quarter of 2021. Adjusted EBITDA and operating cash flow both reached record highs driven by the aforementioned revenue growth. Notwithstanding these records, continued inflationary pressures along with lower copper grades have caused operating costs to climb and put pressure on the gross margins, compared to earlier quarters. As a result of the planned closure of Flin Flon operations in June 2022 and lower long term discount rates, a revaluation of our environmental obligation for the Flin Flon closure plan resulted in a $46.2 million non-cash charge, which negatively impacted net income for the quarter.

As part of our year-end 2021 tax provision calculation, a review of all previous tax impacts on adjusted earnings was completed. During the course of the review, we determined that the tax impact related to the impairment charge for the environmental obligation for the third quarter of 2021 had been understated. This impacted our calculation of adjusted net earnings and adjusted net earnings per share. As a result, the previously disclosed adjusted net earnings of $38.2 million for the third quarter of 2021 has been recalculated to an adjusted net earnings of $0.9 million and the adjusted net earnings per share of $0.15 has been recalculated to an adjusted net earnings per share of nil. This recalculation of adjusted net earnings and adjusted net earnings per share does not impact our financial statements and has been included in the full year adjusted net earnings and adjusted net earnings per share tables disclosed in this MD&A.

During the third quarter of 2021, we continued to realize higher base metal prices resulting in elevated revenues and operating cash flow. Mining at Pampacancha has continued to ramp-up, contributing significantly to gold production during the quarter. As a result of the planned closure of Flin Flon operations in mid-2022 and an updated Flin Flon closure plan, non-cash charges totaling $156.3 million were incurred, which negatively impacted gross profit for the quarter. In Peru, ongoing COVID-19 costs, along with lower copper grades, have put pressure on operating costs.

Financial results in the second quarter of 2021 benefited from initial production at the Pampacancha pit but were negatively impacted by higher operating costs in Peru and lower Manitoba metal production caused by COVID-19 related impacts as well as lower copper and zinc grades and lower precious metal recoveries.

The first quarter of 2021 saw lower revenues compared to the fourth quarter of 2020 due to a delayed Peru shipment for which revenue could not be recognized, and lower sales volumes from Manitoba related to a buildup of finished goods inventory during the quarter as a result of a lack of rail car availability. First quarter results were negatively impacted by $75.2 million of various finance expenses related to the refinancing of our senior notes.

We experienced production disruptions during the first half of 2020 due to an eight-week suspension of Constancia operations in Peru from a government declared state of emergency and at the 777 mine during the fourth quarter of 2020 due to a six-week interruption to perform repairs following a skip hoist incident. However, the deferral of production and sales that arose from these disruptions allowed us to benefit from increasing commodity prices. The reduced copper production from Constancia and 777 in 2020 was partially offset by increased production from Lalor. Earnings in the fourth quarter of 2020 were negatively impacted by the 777 production interruption which resulted in $11.7 million in certain overhead costs being expensed. Earnings in the first and second quarter of 2020 were impacted by the temporary suspension of operations at Constancia, which resulted in $31.9 million in certain overhead costs being expensed.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ millions, except for earnings (loss) per share and dividends declared per share)	2021	2020	2019
Revenue	1,502.0	1,092.4	1,237.4
Gross profit	131.0	39.0	151.5
(Loss) profit before tax	(202.8)	(179.1)	(452.8)
(Loss) profit	(244.4)	(144.6)	(343.8)
Adjusted net earnings (loss) [1]	23.1	(121.0)	(48.6)
(Loss) earnings per share:
Basic and diluted	(0.93)	(0.55)	(1.32)
Adjusted net earnings (loss)[1] per share	0.09	(0.46)	(0.18)
Total assets	4,616.2	4,666.6	4,461.1
Operating cash flow[2]	483.9	241.9	307.3
Adjusted EBITDA[1]	547.1	306.7	358.5
Total non-current financial liabilities[3]	1,345.7	1,360.1	1,074.2
Dividends declared per share - C$[4]	0.02	0.02	0.02

1 Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Operating cash flow before change in non-cash working capital.

3 Total non-current financial liabilities consists of non-current other financial liabilities, lease liabilities and long-term debt.

4 Dividend paid during March and September of each year.

Gold production in 2021 climbed 55% compared to 2020 following the start of operations at our high-grade Pampacancha deposit and our New Britannia gold mill in the second and third quarter of 2021, respectively. The increased production of gold allowed us to capitalize on continued strength in gold prices. In addition, consistent throughput from Peru with improved copper recoveries and a nearly 50% increase in realized copper prices compared to 2020 was a significant factor in revenues climbing 37% to a record-high $1,502.0 million for the full year. From a cost perspective, global inflationary pressures have increased substantially, contributing to a 20% and a 17% increase in 2021 combined unit costs in Peru and Manitoba, respectively, compared to 2020. Despite these cost pressures, the increases in copper and gold production and realized base metal prices allowed 2021 operating cash flow to increase by 100% from the prior year. Net losses in 2021 were $244.4 million and reflect a pre-tax, non-cash impairment charge of $193.5 million related to an updated Flin Flon closure plan, among other items.

Although 2020 realized prices for copper and gold rose by 5% and 24%, respectively compared to 2019, 2020 revenues declined by 12% due to lower sales volumes for copper. Sales volumes of copper declined by 31% in 2020 as compared to 2019 as a result of the temporary suspension of Constancia operations. Gross profit declined by 74% in 2020 as compared to 2019 as we expensed certain fixed overhead production costs of $31.9 million during the temporary suspension of operations at Constancia and $11.7 million during the production interruption at 777. Adjusted net loss in 2020 increased by $72.4 million compared to 2019 as a result of the same factors described above.

In 2019, realized prices for copper and zinc decreased by 7% and 11% respectively, compared to prices in 2018. Realized prices for gold increased by 6% compared to prices in 2018. Mill throughput at Constancia reached annual record levels, contributing to higher milling costs, however milled grades dropped in accordance with the mine plan and these factors drove the overall reduction in operating cash flow before changes in non-cash working capital. Revenues decreased by 16% due to lower metals prices and sales volumes for copper and zinc. Profit before tax decreased $623.6 million mainly due to a $322.2 million Rosemont impairment charge, as well as a write down of the UCM Receivable for $26.0 million.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced and combined unit cost and zinc plant unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost and zinc plant unit cost is shown because we believe they help investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

In addition, during 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long term discount rates in the fourth quarter, none of which management believes are indicative of ongoing operating performance and have therefore been excluded from the calculations of adjusted net earnings (loss) and adjusted EBITDA.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of our Constancia mining operations. Similarly, in the fourth quarter of 2020, a shaft incident led to a production interruption at 777 in Manitoba. Fixed overhead production costs incurred during these temporary production disruptions were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated income statements, to adjusted net earnings (loss) for the three months and year ended December 31, 2021 and 2020.

	Three months ended		Year ended
(in $ millions)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
(Loss) profit for the period	(10.5)	7.4	(244.4)	(144.6)
Tax expense (recovery)	10.3	(6.5)	41.6	(34.5)
(Loss) profit before tax	(0.2)	0.9	(202.8)	(179.1)
Adjusting items:
Mark-to-market adjustments[1]	13.3	(28.0)	66.7	(14.4)
Peru inventory reversal	-	(2.2)	(1.4)	-
Peru cost of sales direct charge from temporary shutdown	-	-	-	31.9
Manitoba cost of sales direct charge from temporary shutdown	-	11.7	-	11.7
Variable consideration adjustment - stream revenue and accretion	-	-	(1.0)	(10.4)
Foreign exchange loss (gain)	1.1	2.6	1.5	(1.6)
Write-down of unamortized transaction costs	-	-	2.5	3.8
Premium paid on redemption of notes	-	-	22.9	7.3
Impairment - environmental obligation	46.2	-	193.5	-
Restructuring charges - Manitoba[2]	3.4	-	12.4	-
Past service pension cost	0.7	-	5.0	-
Loss on disposal of plant and equipment - Manitoba	2.4	-	7.8	-
Adjusted earnings (loss) before income taxes	66.9	(15.0)	107.1	(150.8)
Tax (expense) recovery	(10.3)	6.5	(41.6)	34.5
Adjusted tax (expense) recovery impact[3]	(23.9)	(7.9)	(42.4)	(4.7)
Adjusted net earnings (loss)	32.7	(16.4)	23.1	(121.0)
Adjusted net earnings (loss) ($/share)	0.13	(0.06)	0.09	(0.46)
Basic weighted average number of common shares outstanding (millions)	261.6	261.3	261.5	261.3

1 Includes changes in fair value of the embedded derivative on our Redeemed Notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

3 Amounts have been adjusted on a year-to-date basis for 2021. The adjusted net earnings (loss) and adjusted net earnings (loss) per share from the third quarter of 2021 have been adjusted by $37.3 million from what was previously reported due to a change in tax impacts. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share. See the "Trend Analysis and Quarterly Review" section of this MD&A for further details.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net earnings in the fourth quarter of 2021 of $32.7 million or $0.13 earnings per share and an adjusted net earnings for the year ended December 31, 2021 of $23.1 million or $0.09 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated income statements, to adjusted EBITDA for the three months and year ended December 31, 2021 and 2020:

	Three months ended		Year ended
(in $ millions)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
(Loss) profit for the period	(10.5)	7.4	(244.4)	(144.6)

Add back: Tax expense (recovery)	10.3	(6.5)	41.6	(34.5)
Add back: Net finance expense	38.6	6.3	221.0	141.9
Add back: Other expenses	16.1	6.0	29.8	17.6
Add back: Depreciation and amortization[1]	89.9	98.6	357.9	361.8
Less: Amortization of deferred revenue and variable consideration adjustment	(17.3)	(20.1)	(73.1)	(74.0)
	127.1	91.7	332.8	268.2
Adjusting items (pre-tax):
Peru inventory write down reversal	-	(2.2)	(1.4)	-
Impairment - environmental obligation	46.2	-	193.5	-
Restructuring charges - Manitoba[2]	-	-	5.4	-
Past service pension cost	0.7	-	5.0	-
Cash portion of Peru cost of sales direct charge from temporary shutdown	-	-	-	15.8
Cash portion of Manitoba cost of sales direct charge from temporary shutdown	-	8.2	-	8.2
Share-based compensation expenses[3]	6.3	9.2	11.8	14.5
Adjusted EBITDA	180.3	106.9	547.1	306.7

1 Includes the non-cash portion of the Peru cost of sales charge from the temporary shutdown of $16.1 million and the non-cash portion of the Manitoba cost of sales charge from the temporary shutdown of $3.5 million, for the year ended December 31, 2020.

2 Represents the write-down of materials and supply inventories at the Flin Flon operations.

3 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at December 31, 2021 and December 31, 2020:

(in $ thousands)	Dec. 31, 2021	Dec. 31, 2020
Total long-term debt	1,180,274	1,135,675
Cash	(270,989)	(439,135)
Net debt	909,285	696,540

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2021 and 2020. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced
(in thousands)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Peru	50,389	47,519	171,548	161,269
Manitoba	11,777	12,619	47,745	48,905
Net pounds of copper produced	62,166	60,138	219,293	210,174

Consolidated	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	232,224	3.73	196,533	3.27	867,607	3.95	709,757	3.38
By-product credits	(200,306)	(3.22)	(170,646)	(2.84)	(704,345)	(3.21)	(582,882)	(2.77)
Cash cost, net of by-product credits	31,918	0.51	25,887	0.43	163,262	0.74	126,875	0.60

Consolidated	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	74,585	1.20	77,593	1.29	302,301	1.38	265,105	1.26
Gold [3]	99,728	1.60	61,010	1.01	289,981	1.32	219,245	1.04
Silver [3]	14,853	0.24	20,624	0.34	61,388	0.28	67,342	0.32
Molybdenum & other	11,140	0.18	11,419	0.19	50,675	0.23	31,190	0.15
Total by-product credits	200,306	3.22	170,646	2.84	704,345	3.21	582,882	2.77
Reconciliation to IFRS:
Cash cost, net of by-product credits	31,918		25,887		163,262		126,875
By-product credits	200,306		170,646		704,345		582,882
Treatment and refining charges	(13,721)		(14,723)		(55,430)		(56,888)
Inventory adjustments	-		82		3,999		2,302
Share-based compensation expense	744		919		1,347		1,400
Past service pension cost	737		-		4,965		-
Change in product inventory	(16,247)		(4,521)		(18,180)		(1,829)
Royalties	3,594		2,818		15,274		12,807
Overhead costs related to suspension of activities (cash) - Peru	-		-		-		15,810
Overhead costs related to suspension of activities (cash) - Manitoba	-		8,232		-		8,232
Depreciation and amortization[4]	89,927		98,583		357,924		361,827
Cost of sales[5]	297,258		287,923		1,177,506		1,053,418

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 38 for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months and year ended December 31, 2021 the variable consideration adjustments amounted to income of nil and $1,617, respectively. For the three months and year ended December 31, 2020 - income of nil and $6,668, respectively.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	50,389	47,519	171,548	161,269

1 Contained copper in concentrate.

Peru	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	27,756	0.55	24,967	0.53	98,200	0.57	70,724	0.44
Milling	40,121	0.80	39,219	0.83	168,477	0.99	134,096	0.83
G&A	18,351	0.36	14,327	0.30	63,629	0.37	43,105	0.27
Onsite costs	86,228	1.71	78,513	1.65	330,306	1.93	247,925	1.54
Treatment & refining	8,636	0.17	10,082	0.21	32,365	0.19	36,655	0.23
Freight & other	11,609	0.23	9,989	0.21	41,316	0.24	34,794	0.21
Cash cost, before by-product credits	106,473	2.11	98,584	2.08	403,987	2.36	319,374	1.98
By-product credits	(41,900)	(0.83)	(28,802)	(0.61)	(139,885)	(0.82)	(85,067)	(0.53)
Cash cost, net of by-product credits	64,573	1.28	69,782	1.47	264,102	1.54	234,307	1.45

Peru	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	24,325	0.49	5,394	0.11	61,510	0.37	17,626	0.11
Silver[3]	7,793	0.15	13,584	0.29	35,154	0.20	41,870	0.26
Molybdenum	9,782	0.19	9,824	0.21	43,221	0.25	25,571	0.16
Total by-product credits	41,900	0.83	28,802	0.61	139,885	0.82	85,067	0.53
Reconciliation to IFRS:
Cash cost, net of by-product credits	64,573		69,782		264,102		234,307
By-product credits	41,900		28,802		139,885		85,067
Treatment and refining charges	(8,636)		(10,082)		(32,365)		(36,655)
Inventory adjustments	-		(2,188)		(1,446)		32
Share-based compensation expenses	145		213		247		288
Change in product inventory	(4,507)		(6,550)		(13,743)		(3,883)
Royalties	762		1,399		3,503		5,121
Overhead costs related to suspension of activities (cash)	-		-		-		15,810
Depreciation and amortization[4]	54,078		50,861		194,408		184,275
Cost of sales[5]	148,315		132,237		554,591		484,362

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 38.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	11,777	12,619	47,745	48,905

1 Contained copper in concentrate.

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	58,891	5.01	46,598	3.69	222,660	4.66	178,308	3.65
Milling	22,193	1.88	11,147	0.88	62,995	1.32	46,057	0.94
Refining (zinc)	19,008	1.61	18,736	1.48	72,392	1.52	71,799	1.47
G&A	13,746	1.17	9,898	0.78	52,963	1.11	46,930	0.96
Onsite costs	113,838	9.67	86,379	6.85	411,010	8.61	343,094	7.02
Treatment & refining	5,085	0.43	4,641	0.37	23,065	0.48	20,233	0.41
Freight & other	6,828	0.58	6,929	0.55	29,545	0.62	27,056	0.55
Cash cost, before by-product credits	125,751	10.68	97,949	7.76	463,620	9.71	390,383	7.98
By-product credits	(158,406)	(13.45)	(141,844)	(11.24)	(564,460)	(11.82)	(497,815)	(10.18)
Cash cost, net of by-product credits	(32,655)	(2.77)	(43,895)	(3.48)	(100,840)	(2.11)	(107,432)	(2.20)

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	74,585	6.33	77,593	6.15	302,301	6.33	265,105	5.42
Gold[3]	75,403	6.40	55,616	4.41	228,471	4.78	201,619	4.12
Silver[3]	7,060	0.60	7,040	0.56	26,234	0.55	25,472	0.52
Other	1,358	0.12	1,595	0.13	7,454	0.16	5,619	0.11
Total by-product credits	158,406	13.45	141,844	11.24	564,460	11.82	497,815	10.18
Reconciliation to IFRS:
Cash cost, net of by-product credits	(32,655)		(43,895)		(100,840)		(107,432)
By-product credits	158,406		141,844		564,460		497,815
Treatment and refining charges	(5,085)		(4,641)		(23,065)		(20,233)
Inventory adjustments	-		2,270		5,445		2,270
Past service pension cost	737		-		4,965		-
Share-based compensation expenses	599		706		1,100		1,112
Change in product inventory	(11,740)		2,029		(4,437)		2,054
Royalties	2,832		1,419		11,771		7,686
Overhead costs related to suspension of activities (cash)	-		8,232		-		8,232
Depreciation and amortization[4]	35,849		47,722		163,516		177,552
Cost of sales[5]	148,943		155,686		622,915		569,056

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 38.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Consolidated	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	31,918	0.51	25,887	0.43	163,262	0.74	126,875	0.60
Cash sustaining capital expenditures	77,539	1.25	81,523	1.36	268,190	1.22	257,558	1.23
Capitalized exploration	8,000	0.13	8,040	0.13	8,000	0.04	8,040	0.04
Royalties	3,594	0.06	2,818	0.05	15,274	0.07	12,807	0.06
Sustaining cash cost, net of by-product credits	121,051	1.95	118,268	1.97	454,726	2.07	405,280	1.93
Corporate selling and administrative expenses & regional costs	14,729	0.24	15,709	0.26	46,663	0.21	45,010	0.21
Accretion and amortization of decommissioning and community agreements[1]	894	0.01	1,006	0.02	2,830	0.01	4,115	0.02
All-in sustaining cash cost, net of by-product credits	136,674	2.20	134,983	2.24	504,219	2.30	454,405	2.16
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	91,432		96,377		346,335		303,653
Capitalized stripping net additions	19,201		20,763		79,426		83,137
Decommissioning and restoration obligation net additions	(555)		3,637		(49,457)		46,792
Total accrued capital additions	110,078		120,777		376,304		433,582
Less other non-sustaining capital costs[2]	42,621		62,041		146,978		248,150
Total sustaining capital costs	67,457		58,736		229,326		185,432
Right of use leased assets	(6,714)		(250)		(26,685)		(17,670)
Capitalized lease cash payments - operating sites	9,099		8,973		35,071		33,606
Community agreement cash payments	1,266		-		1,691		2,591
Accretion and amortization of decommissioning and restoration obligations	6,431		14,064		28,987		53,599
Cash sustaining capital expenditures	77,539		81,523		268,390		257,558

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

Peru	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	64,573	1.28	69,782	1.47	264,102	1.54	234,307	1.45
Cash sustaining capital expenditures	50,423	1.00	43,542	0.92	146,044	0.85	107,994	0.67
Capitalized exploration[1]	8,000	0.16	8,040	0.17	8,000	0.05	8,040	0.05
Royalties	762	0.02	1,399	0.03	3,503	0.02	5,121	0.03
Sustaining cash cost per pound of copper produced	123,758	2.46	122,763	2.58	421,649	2.46	355,462	2.20

1 Only includes exploration costs incurred for locations near to existing mine operations.

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(32,655)	(2.77)	(43,895)	(3.48)	(100,840)	(2.11)	(107,432)	(2.20)
Cash sustaining capital expenditures	27,116	2.30	37,981	3.01	122,146	2.56	149,564	3.06
Royalties	2,832	0.24	1,419	0.11	11,771	0.25	7,686	0.16
Sustaining cash cost per pound of copper produced	(2,707)	(0.23)	(4,495)	(0.36)	33,077	0.69	49,818	1.02

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced ("zinc cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

- Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

- Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2021 and 2020. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net pounds of zinc produced[1]	51,163	56,974	206,196	260,432

1 Contained zinc in concentrate.

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	125,751	2.45	97,949	1.72	463,620	2.25	390,383	1.50
By-product credits	(129,164)	(2.52)	(98,915)	(1.74)	(464,333)	(2.25)	(363,312)	(1.40)
Zinc cash cost, net of by-product credits	(3,413)	(0.07)	(966)	(0.02)	(713)	-	27,071	0.10

1 For additional detail on cash cost, before by-product credits please see page 63 of this MD&A.

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Copper	45,343	0.89	34,664	0.61	202,174	0.98	130,602	0.50
Gold[3]	75,403	1.47	55,616	0.98	228,471	1.11	201,619	0.77
Silver[3]	7,060	0.14	7,040	0.12	26,234	0.13	25,472	0.11
Other	1,358	0.03	1,595	0.03	7,454	0.04	5,619	0.02
Total by-product credits	129,164	2.52	98,915	1.74	464,333	2.25	363,312	1.40
Reconciliation to IFRS:
Cash cost, net of by-product credits	(3,413)		(966)		(713)		27,071
By-product credits	129,164		98,915		464,333		363,312
Treatment and refining charges	(5,085)		(4,641)		(23,065)		(20,233)
Past service pension cost	737		-		4,965		-
Share-based compensation expenses	599		706		1,100		1,112
Inventory adjustments	-		2,270		5,445		2,270
Change in product inventory	(11,740)		2,029		(4,437)		2,054
Royalties	2,832		1,419		11,771		7,686
Overhead costs related to suspension of activities (cash)	-		8,232		-		8,232
Depreciation and amortization[4]	35,849		47,722		163,516		177,552
Cost of sales[5]	148,943		155,686		622,915		569,056

1 Per pound of zinc produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 38.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three months ended				Year ended
	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2021		Dec. 31, 2020
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	(3,413)	(0.07)	(966)	(0.02)	(713)	-	27,071	0.10
Cash sustaining capital expenditures	27,116	0.53	37,981	0.67	122,146	0.59	149,564	0.57
Royalties	2,832	0.06	1,419	0.02	11,771	0.06	7,686	0.03
Sustaining cash cost per pound of zinc produced	26,535	0.52	38,434	0.67	133,204	0.65	184,321	0.71

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices. In the first half of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of combined unit costs.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2021 and 2020.

Peru	Three months ended		Year ended
(in thousands except unit cost per tonne)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Combined unit cost per tonne processed
Mining	27,756	24,967	98,200	70,724
Milling	40,121	39,219	168,477	134,096
G&A [1]	18,351	14,327	63,629	43,105
Other G&A [2]	(1,937)	213	(2,152)	865
Unit cost	84,291	78,726	328,154	248,790
Tonnes ore milled	8,049	7,742	28,810	26,297
Combined unit cost per tonne	10.47	10.17	11.39	9.46
Reconciliation to IFRS:
Unit cost	84,291	78,726	328,154	248,790
Freight & other	11,609	9,989	41,316	34,794
Other G&A	1,937	(213)	2,152	(865)
Share-based compensation expenses	145	213	247	288
Inventory adjustments	-	(2,188)	(1,446)	32
Change in product inventory	(4,507)	(6,550)	(13,743)	(3,883)
Royalties	762	1,399	3,503	5,121
Overhead costs related to suspension of activities (cash)	-	-	-	15,810
Depreciation and amortization	54,078	50,861	194,408	184,275
Cost of sales[3]	148,315	132,237	554,591	484,362

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.
3 As per IFRS financial statements.

Manitoba	Three months ended		Year ended
(in thousands except tonnes ore milled and unit cost per tonne)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Combined unit cost per tonne processed
Mining	58,891	46,598	222,660	178,308
Milling	22,193	11,147	62,995	46,057
G&A [1]	13,746	9,898	52,963	46,930
Less: G&A allocated to zinc metal production and other areas	(3,762)	(3,301)	(14,656)	(14,441)
Unit cost	91,068	64,342	323,962	256,854
USD/CAD implicit exchange rate	1.26	1.30	1.25	1.34
Unit cost - C$	114,751	83,669	406,164	344,672
Tonnes ore milled	682,292	598,287	2,640,272	2,618,065
Combined unit cost per tonne - C$	168	140	154	132
Reconciliation to IFRS:
Unit cost	91,068	64,342	323,962	256,854
Freight & other	6,828	6,929	29,545	27,056
Refined (zinc)	19,008	18,736	72,392	71,799
G&A allocated to zinc metal production	3,762	3,301	14,656	14,441
Share-based compensation expenses	599	706	1,100	1,112
Inventory adjustments	-	2,270	5,445	2,270
Past service pension cost	737	-	4,965	-
Change in product inventory	(11,740)	2,029	(4,437)	2,054
Royalties	2,832	1,419	11,771	7,686
Overhead costs related to suspension of activities (cash)	-	8,232	-	8,232
Depreciation and amortization	35,849	47,722	163,516	177,552
Cost of sales[2]	148,943	155,686	622,915	569,056

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Manitoba	Three months ended		Year ended
(in thousands except zinc plant unit cost per pound)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Zinc plant unit cost
Zinc plant costs	19,008	18,736	72,392	71,799
G&A [1]	13,746	9,898	52,963	46,930
Less: G&A allocated to other areas	(9,984)	(6,597)	(38,307)	(32,499)
Zinc plant unit cost	22,770	22,037	87,048	86,230
USD/CAD implicit exchange rate	1.26	1.30	1.25	1.34
Zinc plant unit cost - C$	28,690	28,700	109,062	115,400
Refined metal produced (in pounds)	45,819	63,533	197,461	246,117
Zinc plant unit cost per pound - C$	0.63	0.45	0.55	0.47
Reconciliation to IFRS:
Zinc plant unit cost	22,770	22,037	87,048	86,230
Freight & other	6,828	6,929	29,545	27,056
Mining	58,891	46,598	222,660	178,308
Milling	22,193	11,147	62,995	46,057
G&A allocated to other areas	9,984	6,597	38,307	32,499
Share-based compensation expenses	599	706	1,100	1,112
Inventory adjustments	-	2,270	5,445	2,270
Past service pension costs	737	-	4,965	-
Change in product inventory	(11,740)	2,029	(4,437)	2,054
Royalties	2,832	1,419	11,771	7,686
Overhead costs related to suspension of activities (cash)	-	8,232	-	8,232
Depreciation and amortization	35,849	47,722	163,516	177,552
Cost of sales[2]	148,943	155,686	622,915	569,056

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

ACCOUNTING CHANGES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our audited consolidated financial statements for the year ended December 31, 2021.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

- Judgements and estimates that affect multiple areas of the consolidated financial statements:

- Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

- IFRS 15 - Revenue - stream transactions

- Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet; and

- In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

- Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):

- Property, plant and equipment:

- Cost allocations for mine development;

- Mining properties expenditures capitalized;

- Classification of supply costs as related to capital development or inventory acquisition;

- Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

- Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing depreciation;

- Componentization;

- Assessment of impairment, including determination of cash generating units and assessing for indicators of impairment;

- Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;

- Determining whether assets meet criteria for classification as held for sale;

- Units of production depreciation;

- Plant and equipment estimated useful lives and residual values;

- Capitalized stripping costs; and

- Finite life intangible assets.

- Impairment (and reversal of impairment) of non-financial assets:

- Future production levels and timing;

- Operating and capital costs;

- Future commodity prices;

- Foreign exchange rates; and

- Risk adjusted discount rates; and

- In process inventory quantities, inventory cost allocations and inventory valuation.

- Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):

- Determining the accounting classification of the precious metals stream deposit;

- Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue, which is based on timing of future sales, and adjustments of the expected conversion of resource to reserves;

- Pensions and other employee benefits; and

- Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending.

- Estimates that relate mainly to the consolidated income statements:

- Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2 of our consolidated financial statements for the year ended December 31, 2021.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures ("DC&P")

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2021, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission ("NI 52-109") and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") supervised and participated in this evaluation.

As of December 31, 2021, based on management's evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting ("ICFR")

Management of Hudbay is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our ICFR as of December 31, 2021 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2021.

The effectiveness of the Company's ICFR as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2021.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2021 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding the impact of COVID-19  and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding the Copper World project, including future drill programs, potential synergies with Rosemont and the timeline for completing a preliminary economic assessment, expectations regarding the Snow Lake gold strategy, including anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tpd and implementing the Stall mill recovery improvement program, expectations regarding the Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- our ability to continue to operate safely and at full capacity despite COVID-19 related challenges;

- the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;

- the ability to achieve production and cost guidance;

- no significant interruptions to our operations due to COVID-19 or social or political unrest in the regions Hudbay operates;

- a positive preliminary economic assessment in respect of Copper World will present opportunities to unlock value at Rosemont;

- the successful outcome of the Rosemont litigation;

- the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;

- the economic prospects of reprocessing Flin Flon tailings;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on our operations, financial condition, projects and prospects, uncertainties related to the closure of the 777 mine and the Flin Flon operations, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation in the current inflationary environment), uncertainties related to the development and operation of our projects, risks related to the ongoing Rosemont litigation process and other legal challenges that could affect Rosemont or Copper World, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in this MD&A and under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		2021 [4]	Q4 2021	Q3 2021[5]	Q2 2021	Q1 2021	2020 [4]	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2019	Q4 2019
Consolidated Financial Condition ($000s)
Cash		$270,989	$270,989	$297,451	$294,287	$310,564	$439,135	$439,135	$449,014	$391,136	$305,997	$396,146	$396,146
Total long-term debt		1,180,274	1,180,274	1,182,612	1,181,195	1,180,798	1,135,675	1,135,675	1,175,104	988,418	988,074	985,255	985,255
Net debt[1]		909,285	909,285	885,161	886,908	870,234	696,540	696,540	726,090	597,282	682,077	589,109	589,109
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$1,501,998	$425,170	$358,961	$404,242	$313,624	$1,092,418	$322,290	$316,108	$208,913	$245,105	$1,237,439	$324,485
Cost of sales		1,370,979	343,426	444,379	322,060	261,112	1,053,418	287,923	276,830	221,567	267,096	1,085,897	298,852
(Loss) earnings before tax		(202,751)	(149)	(147,830)	14,819	(69,592)	(179,089)	911	(23,944)	(74,604)	(81,452)	(452,763)	(42,352)
(Loss) earnings		(244,358)	(10,453)	(170,411)	(3,395)	(60,102)	(144,584)	7,406	(23,955)	(51,901)	(76,134)	(343,810)	(1,455)
Basic and diluted (loss) earnings		$(0.93)	$(0.04)	$(0.65)	$(0.01)	$(0.23)	$(0.55)	$0.03	$(0.09)	$(0.20)	$(0.29)	$(1.32)	$(0.01)
Adjusted earnings (loss) per share [1]		$0.09	$0.13	$-	$0.02	$(0.06)	$(0.46)	$(0.06)	$(0.10)	$(0.15)	$(0.15)	$(0.18)	$(0.09)
Operating cash flow before change in non-cash working capital [1]		483,862	156,917	103,509	132,786	90,656	241,863	86,071	84,383	29,457	41,951	307,284	69,141
Adjusted EBITDA (in $ millions) [1]		547.1	180.3	119.3	143.2	104.2	306.7	106.9	96.1	49.1	55.0	358.5	82.2
Consolidated Operational Performance
Contained metal in concentrate produced [2]
Copper	tonnes	99,470	28,198	23,245	23,474	24,553	95,333	27,278	25,395	18,026	24,635	137,179	32,422
Gold	ounces	184,781	55,561	53,872	39,848	35,500	124,622	32,376	29,277	32,614	30,355	114,692	32,712
Silver	ounces	3,038,952	893,194	763,167	685,916	696,673	2,750,873	730,679	671,685	580,817	767,692	3,585,330	930,137
Zinc	tonnes	93,529	23,207	20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592
Molybdenum	tonnes	1,146	275	282	295	294	1,204	333	392	124	354	1,272	372
Contained metal in doré
Gold	ounces	9,002	8,598	404	-	-	-	-	-	-	-	-	-
Silver	ounces	6,529	6,519	10	-	-	-	-	-	-	-	-	-
Payable metal in concentrate and doré sold
Copper	tonnes	92,200	24,959	21,136	25,176	20,929	88,888	22,963	25,903	15,951	24,072	128,519	33,715
Gold	ounces	168,358	56,927	47,843	38,205	25,383	122,949	35,179	30,605	30,590	26,574	108,999	30,344
Silver	ounces	2,427,508	638,640	701,601	577,507	509,760	2,585,586	762,384	705,495	541,785	575,922	3,452,926	909,423
Zinc [3]	tonnes	96,435	21,112	21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,319	28,001
Molybdenum	tonnes	1,098	245	304	265	284	1,321	457	313	120	431	1,186	199
Cash cost [1]	$/lb	$ 0.74	$ 0.51	$ 0.62	$ 0.84	$ 1.04	$ 0.60	$ 0.43	$ 0.65	$ 0.29	$ 0.98	$ 0.83	$ 0.90
Sustaining cash cost	$/lb	$ 2.07	$ 1.95	$ 1.97	$ 2.25	$ 2.16	$ 1.93	$ 1.97	$ 2.02	$ 1.59	$ 2.05	$ 1.72	$ 2.11
All-in sustaining cash cost [1]	$/lb	$ 2.30	$ 2.20	$ 2.18	$ 2.48	$ 2.37	$ 2.16	$ 2.24	$ 2.25	$ 1.91	$ 2.17	$ 1.86	$ 2.22

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

5 The Q3 2021 adjusted net earnings (loss) and adjusted net earnings (loss) per share have been adjusted for changes made in the computation of tax impacts on certain adjusting items. The adjusted net earnings per share changed from $ 0.15/share to adjusted net earnings of $0.00/share. See the "Trend Analysis and Quarterly Review" section of this MD&A for further details.

		2021 [4]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [4]	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2019	Q4 2019
Peru Operations
Constancia ore mined[1]	tonnes	29,714,327	7,742,469	6,208,019	8,016,373	7,747,466	27,529,950	9,313,784	8,455,668	2,775,286	6,985,212	33,308,369	8,049,063
Copper	%	0.31	0.33	0.30	0.30	0.30	0.32	0.31	0.31	0.34	0.34	0.43	0.41
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Silver	g/tonne	2.88	2.81	2.76	3.02	2.90	2.75	2.61	2.55	2.90	3.10	3.76	3.87
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.02	0.02	0.02	0.02	0.02
Pampacancha ore mined[1]	tonnes	5,141,001	2,107,196	2,050,813	982,992	-	-	-	-	-	-	-	-
Copper	%	0.27	0.27	0.27	0.26	-	-	-	-	-	-	-	-
Gold	g/tonne	0.30	0.34	0.27	0.27	-	-	-	-	-	-	-	-
Silver	g/tonne	4.02	4.26	3.58	4.43	-	-	-	-	-	-	-	-
Molybdenum	%	0.01	0.01	0.01	0.01	-	-	-	-	-	-	-	-
Ore milled	tonnes	28,809,755	8,048,925	6,985,035	7,413,043	6,362,752	26,297,318	7,741,714	7,480,655	4,355,482	6,719,466	31,387,281	7,474,136
Copper	%	0.32	0.33	0.30	0.31	0.33	0.34	0.33	0.33	0.34	0.34	0.42	0.42
Gold	g/tonne	0.08	0.11	0.11	0.07	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Silver	g/tonne	3.35	3.67	3.93	2.88	2.84	2.87	2.74	2.68	3.04	3.13	3.64	3.86
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.01	0.02	0.02	0.02
Copper recovery	%	84.6	86.0	84.9	83.3	84.1	83.0	85.3	83.3	76.6	84.3	85.7	85.6
Gold recovery	%	64.6	63.6	71.9	62.2	52.0	49.8	52.7	51.6	43.4	50.2	48.1	50.0
Silver recovery	%	63.7	60.8	59.1	68.2	69.9	66.9	70.1	66.7	59.6	68.2	68.2	68.2
Molybdenum recovery	%	31.5	26.7	33.5	33.3	33.4	29.4	28.4	30.4	19.9	35.0	26.5	30.8
Contained metal in concentrate				-
Copper	tonnes	77,813	22,856	18,072	19,058	17,827	73,150	21,554	20,803	11,504	19,290	113,825	26,659
Gold	ounces	50,306	17,917	17,531	10,220	4,638	12,395	3,689	3,333	2,311	3,062	19,723	5,007
Silver	ounces	1,972,949	578,140	521,036	468,057	405,714	1,622,972	477,775	430,208	253,687	461,302	2,504,769	631,774
Molybdenum	tonnes	1,146	275	282	295	294	1,204	333	392	124	354	1,272	372
Payable metal sold				-
Copper	tonnes	71,398	20,551	16,065	19,946	14,836	68,506	18,583	21,654	9,023	19,247	106,184	28,430
Gold	ounces	41,807	16,304	16,902	5,638	2,963	10,986	3,297	3,753	1,317	2,618	18,956	4,824
Silver	ounces	1,490,651	380,712	457,263	315,064	337,612	1,518,548	480,843	433,595	242,519	361,591	2,452,496	666,839
Molybdenum	tonnes	1,098	245	304	265	284	1,321	457	313	120	431	1,186	199
Peru combined unit operating cost,2, 3	$/tonne	$11.39	$10.47	$11.62	$11.25	$12.46	$9.46	$10.17	$9.85	$7.77	$9.31	$9.50	$10.20
Peru cash cost[3]	$/lb	$1.54	$1.28	$1.26	$1.85	$1.82	$1.45	$1.47	$1.54	$1.31	$1.42	$1.16	$1.36
Peru sustaining cash cost[3]	$/lb	$2.46	$2.46	$2.31	$2.69	$2.36	$2.20	$2.58	$2.29	$1.84	$1.91	$1.65	$2.17

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2021 [1]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [1]	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2019	Q4 2019
Manitoba Operations
Lalor ore mined	tonnes	1,593,141	422,208	392,380	356,951	421,602	1,654,240	468,101	357,213	407,408	421,518	1,536,780	390,140
Copper	%	0.71	0.78	0.86	0.64	0.57	0.74	0.80	0.66	0.77	0.70	0.75	0.80
Zinc	%	4.23	4.19	3.60	3.81	5.20	5.73	5.54	5.98	6.05	5.43	6.36	6.20
Gold	g/tonne	3.41	3.92	3.85	3.19	2.67	2.51	2.79	2.28	2.64	2.27	2.16	2.63
Silver	g/tonne	24.66	30.35	22.13	22.98	22.75	25.31	24.96	21.23	28.4	26.18	25.51	28.38
777 ore mined	tonnes	1,053,710	266,744	256,536	255,170	275,260	991,576	164,856	264,905	281,890	279,925	1,109,782	269,342
Copper	%	1.28	1.13	1.06	0.82	2.06	1.40	1.89	0.98	1.72	1.18	1.37	1.17
Zinc	%	3.91	4.16	3.88	3.57	4.00	3.88	2.98	3.95	4.13	4.11	3.22	3.33
Gold	g/tonne	2.03	1.80	1.96	1.97	2.39	1.90	1.85	2.01	1.91	1.82	1.61	1.52
Silver	g/tonne	25.25	25.02	22.99	23.35	29.32	24.13	21.64	24.25	25.73	23.86	18.67	18.52
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	1,506,756	419,727	408,201	317,484	361,344	1,412,751	372,624	335,739	334,601	369,787	1,290,300	310,622
Copper	%	0.72	0.75	0.82	0.68	0.60	0.73	0.79	0.68	0.76	0.70	0.73	0.80
Zinc	%	4.30	4.12	3.58	4.06	5.53	5.76	5.47	6.11	6.16	5.38	6.39	6.24
Gold	g/tonne	3.42	3.90	3.84	3.19	2.57	2.55	2.88	2.35	2.70	2.28	2.13	2.60
Silver	g/tonne	24.95	30.07	23.32	22.02	23.40	25.37	24.43	22.08	28.72	26.28	25.48	28.12
Copper recovery	%	86.8	88.7	84.3	88.8	85.7	86.2	87.1	84.0	86.6	86.5	85.9	85.9
Zinc recovery	%	88.9	87.4	88.2	88.1	91.1	91.9	90.9	92.7	92.4	91.4	91.1	90.7
Gold recovery	%	54.9	54.6	53.4	55.5	57.5	60.0	59.5	57.4	62.3	60.9	56.8	61.1
Silver recovery	%	54.4	53.9	52.7	55.1	56.2	60.4	60.3	57.5	62.1	61.1	60.4	62.9
Flin Flon Concentrator:
Ore milled	tonnes	1,133,516	262,565	258,062	329,503	283,386	1,205,314	225,663	322,156	324,906	332,589	1,362,006	374,529
Copper	%	1.23	1.12	1.06	0.89	1.88	1.28	1.59	0.99	1.52	1.11	1.27	1.11
Zinc	%	3.95	4.16	3.86	3.65	4.20	4.21	3.87	4.07	4.41	4.36	3.78	4.05
Gold	g/tonne	2.04	1.78	1.96	2.06	2.34	1.96	1.99	1.99	1.99	1.88	1.72	1.75
Silver	g/tonne	24.90	25.04	22.93	23.65	28.01	24.26	22.65	24.01	25.56	24.33	19.84	20.56
Copper recovery	%	87.7	86.7	85.2	84.8	91.3	86.0	88.1	83.9	87.3	84.1	88.0	86.9
Zinc recovery	%	83.0	83.1	82.2	84.8	81.8	85.5	83.9	87.9	84.9	85.0	85.5	85.8
Gold recovery	%	58.5	59.2	58.1	52.9	64.0	56.0	56.6	55.3	58.6	53.5	59.4	56.1
Silver recovery	%	45.1	45.6	42.4	37.5	54.1	45.9	46.5	42.0	50.7	44.3	50.8	49.2
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2021 [4]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [4]	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2019	Q4 2019
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	21,657	5,342	5,173	4,416	6,726	22,183	5,724	4,592	6,522	5,345	23,354	5,763
Zinc	tonnes	93,529	23,207	20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592
Gold	ounces	134,475	37,644	36,341	29,628	30,862	112,227	28,687	25,944	30,303	27,293	94,969	27,705
Silver	ounces	1,066,003	315,054	242,131	217,859	290,959	1,127,901	252,904	241,477	327,130	306,390	1,080,561	298,363
Precious metal in doré produced
Gold	ounces	9,002	8,598	404	-	-	-	-	-	-	-	-	-
Silver	ounces	6,529	6,519	10	-	-	-	-	-	-	-	-	-
Total Manitoba payable metal sold and doré
Copper	tonnes	20,802	4,408	5,071	5,230	6,093	20,382	4,380	4,249	6,928	4,825	22,335	5,285
Zinc[1]	tonnes	96,435	21,112	21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,346	28,001
Gold	ounces	126,551	40,623	30,941	32,567	22,420	111,963	31,882	26,852	29,273	23,956	90,043	25,520
Silver	ounces	936,857	257,928	244,338	262,443	172,148	1,067,038	281,541	271,900	299,266	214,331	1,000,430	242,584
Manitoba combined unit operating cost[2,3]	C$/tonne	$154	$168	$147	$148	$151	$132	$140	$126	$135	$127	$134	$128
Manitoba cash cost[3]	$/lb	$(2.11)	$(2.77)	$(1.64)	$(3.51)	$(1.04)	$(2.20)	$(3.48)	$(3.41)	$(1.51)	$(0.62)	$(0.75)	$(1.26)
Manitoba sustaining cash cost[3]	$/lb	$0.69	$(0.23)	$0.75	$0.36	$1.62	$1.02	$(0.36)	$0.83	$1.16	$2.54	$2.07	$1.83

1 Includes refined zinc metal sold.
2 Reflects combined mine, mill and G&A costs per tonne of milled ore.
3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.